UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

Commission File No. 1-9924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Citigroup 401(k) Plan Plan Administration Committee One Court Square, 46th Floor Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Citigroup Inc. 399 Park Avenue New York, NY 10022

CITIGROUP 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Schedules:*
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013	25
Schedule G, Part III—Schedule of Nonexempt Transactions for the year ended December 31, 2013	53
Signatures	54
Index to Exhibit
EX-23.1: Consent of KPMG LLP	55

*
Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm

The Plan's Administration Committee
Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule G, Part III—Schedule of Nonexempt Transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 16, 2014

CITIGROUP 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$561,069,155	$629,027,795
U.S. equities	1,087,520,443	841,327,701
Non-U.S. equities	139,446,575	136,550,300
Mutual funds	1,081,125,552	1,060,953,748
Collective trust funds	6,383,335,113	5,011,089,577
Guaranteed investment contracts	1,205,131,533	1,187,363,800
Wrapper contracts	190,030	217,061

Total investments	10,457,818,401	8,866,529,982

Loans receivable from participants	243,437,130	227,112,345
Receivables:
Employer contributions	392,371,126	382,227,443
Interest and dividends	2,109,044	2,821,060
Receivable for securities sold	997,663	4,523,888
Participant contributions	225,640	422,163
Other	316,045	49,056

Total receivables	396,019,518	390,043,610

Total assets	11,097,275,049	9,483,685,937

Liabilities:
Payable for securities purchased	3,258,331	5,579,459
Payable for trustee and administrative fees	4,745,237	2,831,353

Total liabilities	8,003,568	8,410,812

Net assets reflecting all investments at fair value	11,089,271,481	9,475,275,125
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,775,429)	(78,899,457)

Net assets available for benefits	$11,052,496,052	$9,396,375,668

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Dividends	$54,592,443	$55,641,133
Interest	34,055,759	35,133,135
Net appreciation in fair value of investments	1,497,516,815	959,712,466

Net investment income	1,586,165,017	1,050,486,734

Interest income from loans receivable from participants	9,747,274	9,246,956
Contributions:
Employer	392,350,168	382,275,196
Participants	479,325,576	450,158,658
Rollover	39,169,815	29,056,520

Total contributions	910,845,559	861,490,374

Total additions to net assets	2,506,757,850	1,921,224,064

Deductions from net assets attributable to:
Distributions to participants	831,311,248	680,367,719
Trustee and administrative expenses	18,776,160	15,177,690
Dividends paid directly to participants	550,058	588,905

Total deductions from net assets	850,637,466	696,134,314

Net increase	1,656,120,384	1,225,089,750
Net assets available for benefits at:
Beginning of year	9,396,375,668	8,171,285,918

End of year	$11,052,496,052	$9,396,375,668

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)   Description of the Plan

  The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a)
  General

    The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Company is the Plan Sponsor, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code).

    The Plan was initially designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.

    Reliance Trust Company is the trustee for the investments held in the Citigroup Common Stock Fund. State Street Bank & Trust Company is the trustee of the Plan's remaining investments. Plan investments are held by State Street Bank & Trust Company, the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third-party administrator.

    The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.

    The Plan also offers the Professional Management Program through Financial Engines, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are slightly reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.

    The Professional Management Program offers an optional retirement income feature (Income Feature) for managed Plan accounts. With the Income Feature, the assets in a participant's Plan account are managed under the Professional Management Program with a primary investment strategy of seeking to generate income in retirement. The Income Feature also includes an option for participants to request distributions from their Plan accounts. The Income Feature is available at no additional cost to Professional Management Program members who select the Income Feature.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  (b)
  Eligibility

    Eligible employees generally include (1) employees working in the U.S. and paid from a Company payroll or (2) U.S. citizens or lawful permanent residents of the U.S. performing services overseas in an expatriate employment classification in each case who are performing services for the Company and participating subsidiaries, as defined in the Plan document.

    Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

    Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee's date of hire.

  (c)
  Employee Contributions

    An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible compensation in a whole percentage up to the maximum permitted by law for before-tax and Roth after-tax salary deferrals, plus an additional catch-up contribution, if eligible (in whole percentages but not exceeding 50% of pay). The statutory limit for before-tax and Roth after-tax contributions was $17,500 and $17,000, respectively for 2013 and 2012. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution. Distributions of amounts deferred as Roth after-tax contributions are tax-free and investment earnings on Roth after-tax contributions are tax-free, if the participant is at least age 59 1/2, (or permanently disabled (as defined under the Code) or deceased) and distributions under the Plan occur no earlier than during the fifth taxable year starting after the taxable year the first Roth after-tax contribution was made to the Plan.

    Eligible full or part-time employees will automatically be subject to the Plan's automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan's default investment alternative, which is the Plan's "target retirement date" fund consistent with the participant's projected year of retirement, as further explained in the Plan document. For this purpose, a participant's projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current retirement date funds offered by the Plan. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

    Catch-up contributions are permitted in accordance with Section 414(v) of the Code. Participants who are over age 50 by the Plan year-end can contribute up to 49% of their eligible pay up to $5,500 for both 2013 and 2012, increasing the participants' statutory limitation on before-tax contributions to $23,000 and $22,500 for 2013 and 2012, respectively. There is no automatic enrollment for catch-up contributions.

    In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation greater than $115,000 for both 2013 and 2012.

  (d)
  Employer Contributions

    During 2013 and 2012, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution. A one-time Company contribution is also provided to certain grandfathered participants on a limited basis when they become eligible.

    The Company matching contribution was equal to 100% of the participant's before-tax and/or Roth after-tax contributions up to 6% in 2013 and 2012 of the participant's eligible pay (up to the annual compensation maximum set by the Code: $255,000 for 2013 and $250,000 for 2012) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant's contribution or 6% of the participant's eligible compensation up to the statutory limit. Catch-up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions.

    A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan, is less than $100,000.

    An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans' redesign. If an employee's total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.

    At December 31, 2013, the employer contribution receivable was $392.4 million; whereas, at December 31, 2012, the employer contribution receivable was $382.2 million. Company contributions relating to 2013 and 2012 were received and credited to participant accounts during the first quarter of the following year: 2014 and 2013, respectively.

  (e)
  Participant Accounts

    The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

    Participants may elect to invest their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

    A participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan's notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.

    Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

  (f)
  Rollover and Transfer Contributions

    The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan's management and do not affect any other contributions made by or on behalf of a participant.

    Of the participant contributions reported in 2013 and 2012, $39.2 million and $29.1 million, respectively, related to rollover contributions into the Plan.

  (g)
  Investment Options

    Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

    In general, Plan participants may move a portion or all of their account balance among the Plan's investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves his or her Plan assets into that fund, he or she cannot move Plan assets out of the fund for seven calendar days.

    In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see note 4) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund and the BFA LifePath Retirement Fund. The BFA LifePath Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

    If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.

    These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

    To the extent required by the compliance procedures of a mutual fund to ensure the fund's adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants' trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.

    In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so. Currently, only the T Rowe Price International Discovery Fund imposes a 2% redemption fee on the sale of fund units within 90 days after any purchase of fund units.

    The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

    Effective October 1, 2012, SSgA Dow Jones U.S. Reit Index Fund was eliminated and the assets were transferred to the AEW Capital Management REIT Fund and the SSgA DJ/UBS Commodity Index was eliminated and replaced with the SSgA DJ/UBS Roll Select Commodity Index Fund.

    Effective October 1, 2012, WAMCO/Citi Institutional U.S. Treasury Reserves Funds and BlackRock Tempfund were both eliminated and replaced with the BlackRock T-Fund, which is a Treasury money market fund. Effective October 1, 2012, the Wellington Large Cap Growth Fund and the Barrow Hanley Large Cap Value Fund were combined into a single fund named the Large Cap U.S. Equity Fund. Effective October 1, 2012, the Small Cap Growth Fund and the Small Cap Value Fund were combined into a single fund named the Small Cap U.S. Equity Fund. Effective October 1, 2012, the DFA International Securities Fund and the Dodge & Cox International Stock Fund were combined into a single fund named the Non-U.S. Large Cap Equity Fund.

    Effective June 30, 2013, SSgA Active Emerging Market Fund was eliminated as a component of the Emerging Market Equity Fund and replaced with the SSgA Active Emerging Market Select Fund.

    Effective January 1, 2014, Wells Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Vulcan Value Partners Small Cap Value. Additionally, the weighting for the Small Cap U.S. Equity Fund was changed to 40% Numeric Investors, 30% Buckhead Capital Partners and 30% Vulcan Value Partners.

    Effective May 1, 2014, Buckhead Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Robeco Boston Partners Small Cap Value.

  (h)
  Vesting

    The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

    Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her Company matching contributions.

    Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

    •
    Upon completion of three years of service. Once three years of service have been attained, any fixed and/or transition contributions made on a participant's behalf will be immediately vested;

    •
    If a participant reaches age 55, dies or becomes disabled while in service;

    •
    In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

    Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

  (i)
  Forfeited Accounts

    Forfeitures are used to offset expenses of the Plan. During both 2013 and 2012, no forfeitures were used to offset Plan expenses. As of December 31, 2013 and 2012, unallocated forfeitures were $528,343 and $191,587, respectively.

  (j)
  Loans Receivable from Participants

    Subject to the Plan's provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2013 and 2012 bore interest rates from 4.18% to 10.50% and 4.25% to 10.50%, respectively.

    Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.

    Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

    Each loan is secured through the vested balance in the participant's Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

    A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant's Plan account at the time his or her loan request is processed. Plan participants who reside in Florida may be subject to a nominal tax imposed by Florida law, which is deducted from the participant's Plan account at the time his or her loan request is processed as soon as administratively practicable.

  (k)
  Withdrawals

    Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan's provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

  (l)
  Distributions

    A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

    If the value of a participant's account exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant's account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. If the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires or otherwise separates from service.

    If the value of a participant's account is between $1,000 and $5,000, the Plan will automatically roll the participant's account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant's account is less than $1,000, the Plan will distribute the participant's account upon termination of employment, unless otherwise instructed.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)   Summary of Significant Accounting Policies

  (a)
  Basis of Accounting

    The accompanying financial statements have been prepared under the accrual basis of accounting.

  (b)
  Use of Estimates

    The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

  (c)
  Investment Valuation and Income Recognition

    The Plan investments are stated at fair value or estimated fair value.

    Cash equivalents and short-term investments are valued at cost, which approximates fair value. In addition, cash equivalents and short-term investments include short-term investment funds which are valued using net asset value or its equivalent as a practical expedient for fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement.

    Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes U.S. and non-U.S. equities in separately managed accounts.

    The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year.

    Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

    Collective trust funds are valued at the net asset value as a practical expedient as reported by the sponsor of the fund. Participant-directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7-day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2013.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

    The Financial Accounting Standards Board (FASB) ASC 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts' future cash flows discounted by comparable duration index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. For constant duration synthetic GICs and separate account GICs, the fair values of the underlying portfolio of these contracts are the market values provided by the underlying investment managers. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

    Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan's year-end. The amounts of such payments are recorded as payables or receivables as of year-end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

  (d)
  Fair Value of Financial Instruments

    The carrying value of following instruments approximates fair value because of the short maturity nature of these items: receivable for securities sold, interest and dividends receivable, other receivables, and payable for securities purchased.

  (e)
  Payment of Benefits

    Benefits are recorded when paid.

  (f)
  Reclassifications

    Certain balances in prior year have been reclassified to conform to the current year's presentation.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(3)   Investments

  A summary of the Plan's investments as of December 31, 2013 and 2012 is listed below.

	2013		2012
Cash equivalents and short-term investments	$561,069,155		$629,027,795
U.S. equities:
Large cap companies:
Citigroup Common Stock Fund	685,138,632	*	546,517,412	*
Other large cap companies	175,541,490		145,010,697

Total large cap companies	860,680,122		691,528,109
Mid cap companies	123,873,087		71,048,546
Small cap companies	102,967,234		78,751,046

Total U.S. equities	1,087,520,443		841,327,701

Non-U.S. equities	139,446,575		136,550,300
Mutual funds	1,081,125,552		1,060,953,748
Collective trust funds:
SSgA S&P 500 (R) Indx SL SF CL I	1,502,590,939	*	1,088,367,399	*
SSgA Russell All Cap (R) Indx SL SF CL I	648,197,649	*	478,651,339	*
SSgA Intl Indx SL SF CL I	555,497,251	*	369,635,816
SSgA U.S. Bond Indx SL SF CL I	504,914,077		531,922,581	*
Other collective trust funds	3,172,135,197		2,542,512,442

Total collective trust funds	6,383,335,113		5,011,089,577

Guaranteed investment contracts	1,205,131,533		1,187,363,800
Wrapper contracts	190,030		217,061

Investments, at fair value	$10,457,818,401		$8,866,529,982

*
Represents 5% or more of the Plan's net assets available for benefits at December 31, 2013 and 2012.

  In connection with acquisitions made by the Company or a predecessor company, the Plan's investments as of December 31, 2013 and 2012 include $5.0 million and $3.7 million, respectively, of the State Street Common Stock Fund, a closed fund.

  During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in fair value by $1,497.5 million and $959.7 million, respectively, as follows:

	2013	2012
Cash equivalents and short-term investments	$(476)	$(4,916)
Equity investments	307,099,960	244,768,510
Mutual funds	99,801,916	124,702,285
Collective trust funds	1,090,615,415	590,246,587

Net appreciation in fair value of investments	$1,497,516,815	$959,712,466

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)   Guaranteed Investment Contracts

  The Plan's BNY Mellon Stable Value Fund (Fund) invests in fully benefit-responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short-term investments.

  Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund's investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

  Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a "wrapper" contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

  Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.

  Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as "adjustment from fair value to contract value for fully benefit-responsive investment contracts". If the adjustment amount is positive, this indicates that the wrapper contracts' values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts' values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.

  There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2013 and 2012 ranged from 0.43% to 4.12% and from 0.61% to 4.76%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2013 and 2012, the fair value of GICs amounted to $1.205 billion and $1.187 billion, respectively. The fair value of the wrapper contracts amounted to $190,030 and $217,061 at December 31, 2013 and 2012, respectively.

  An investment contract is considered fully benefit-responsive if all of the following criteria are met:

  •
  The investment contract is between the fund and the issuer and the contract cannot be sold or assigned.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  •
  The contract issuer must be obligated to repay principal and interest to participants in the fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

  •
  All permitted participant-initiated transactions occur at contract value, without limitations.

  •
  An event that limits the ability of the participant to transact at contract value is not probable.

  •
  The fund must allow participants reasonable access to their funds.

  The Plan's management has concluded that the GICs are fully benefit-responsive investment contracts and has reported such contracts at fair value, with an appropriate adjustment to contract value.

  The Fund owns units of the State Street Short-Term Investment Fund, which serves as the Fund's short-term liquidity vehicle.

  The statements of net assets available for benefits of the Plan are prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2013	2012
Portfolio characteristics:
Average yield earned by entire fund	2.43%	2.62%
Return on assets for 12 months	2.73%	2.84%
Current crediting rate	2.54%	2.84%
Effective duration in years	2.94	3.06

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2013.

December 31, 2013
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA+/Aa1	4.08%	$183,344,414	$(201,703)	$(12,623,334)	$170,519,377
ING Life & Annuity Company Contact No. 60266	AA/Aa2	2.53	213,280,097	419,401	(4,446,649)	209,252,849
ING Life & Annuity Company Contact No. 60385	A-/A3	0.43	54,826,950	—	327,760	55,154,710
MetLife Contract No. 32645	AA-/Aa3	0.93	6,708,739	—	171	6,708,910
Natixis Financial Products Contract No. WR1937-02	AA+/Aaa	1.39	43,549,962	29,360	(295,734)	43,283,588
New York Life Contract No. 29038	AA+/Aaa	2.13	130,657,011	—	(2,492,883)	128,164,128
New York Life Contract No. 34360	AA+/Aaa	1.02	15,181,113	—	(53,691)	15,127,422
Principal Life Contract No. 6-18274	A+/A1	1.25	20,214,659	—	(65,314)	20,149,345
Protective Life Insurance Contact No. GA 2021	AA-/A2	0.85	16,677,413	—	(12,599)	16,664,814
Prudential GA-62194	AA/Aa1	2.35	297,378,916	(118,488)	(1,551,280)	295,709,148
Royal Bank of Canada Contract No. Citigroup01	AA+/Aa1	4.12	223,312,259	61,460	(15,561,876)	207,811,843

Total			$1,205,131,533	$190,030	$(36,775,429)	$1,168,546,134

  The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2012.

December 31, 2012
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa1	4.71%	$184,176,370	$(283,933)	$(21,172,030)	$162,720,407
ING Life & Annuity Company Contact No. 60266	AA-/Aa2	3.27	205,143,530	431,059	(11,997,836)	193,576,753
ING Life & Annuity Company Contact No. 60385	A-/A3	0.61	19,990,056	—	(380)	19,989,676
MetLife Contract No. 32645	AA-/Aa3	0.93	13,494,481	—	(15,811)	13,478,670
Natixis Financial Products Contract No. WR1937-02	AA+/Aaa	1.35	66,636,519	76,380	(953,643)	65,759,256
New York Life Contract No. 29038	AA+/Aaa	2.86	106,331,065	—	(5,944,895)	100,386,170
New York Life Contract No. 34360	AA+/Aaa	1.02	20,184,320	—	(67,769)	20,116,551
Principal Life Contract No. 6-18274	A+/Aa3	1.25	20,292,503	—	(147,360)	20,145,143
Protective Life Insurance Contact No. GA 2021	AA-/A2	0.85	25,140,999	—	(10,907)	25,130,092
Prudential GA-62194	AA/Aa1	2.53	301,370,278	(92,926)	(12,407,941)	288,869,411
Royal Bank of Canada Contract No. Citigroup01	AA/Aa1	4.76	224,603,679	86,481	(26,180,885)	198,509,275

Total			$1,187,363,800	$217,061	$(78,899,457)	$1,108,681,404

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(5)   Fair Value Measurements

  FASB ASC 820 provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

  •
  Level 1—Quoted prices for identical instruments in active markets.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

  •
  Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

  This hierarchy requires the Plan's management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2013.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$453,828,237	$107,240,918	$—	$561,069,155
U.S. equities:
Large cap companies	860,680,122	—	—	860,680,122
Mid cap companies	123,873,087	—	—	123,873,087
Small cap companies	102,967,234	—	—	102,967,234
Non-U.S. equities	139,446,575			139,446,575
Mutual funds:
Non-U.S. equity funds	775,443,132	—	—	775,443,132
High yield bond funds	178,843,507	—	—	178,843,507
Non-U.S. debt funds	86,308,295	—	—	86,308,295
Global allocation funds	40,530,618	—	—	40,530,618
Collective trust funds:
U.S. equity funds	—	3,500,914,403	—	3,500,914,403
Balanced funds	—	1,369,000,707	—	1,369,000,707
Non-U.S. equity funds	—	758,781,004	—	758,781,004
U.S. debt funds	—	591,833,474	—	591,833,474
Real estate funds	—	94,412,512	—	94,412,512
Commodity funds	—	35,568,921	—	35,568,921
Non-U.S. debt funds	—	32,824,092	—	32,824,092
Guaranteed investment contracts	—	1,205,131,533	—	1,205,131,533
Wrapper contracts	—	—	190,030	190,030

Investments, at fair value	$2,761,920,807	$7,695,707,564	$190,030	$10,457,818,401

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2012.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$608,326,034	$20,701,761	$—	$629,027,795
U.S. equities:
Large cap companies	691,528,109	—	—	691,528,109
Small cap companies	78,751,046	—	—	78,751,046
Mid cap companies	71,048,546	—	—	71,048,546
Non-U.S. equities	136,550,300	—	—	136,550,300
Mutual funds:
Non-U.S. equity funds	711,705,173	—	—	711,705,173
High yield bond funds	172,356,586	—	—	172,356,586
Non-U.S. debt funds	124,510,210	—	—	124,510,210
Global allocation funds	52,319,962	—	—	52,319,962
U.S. equity funds	61,817	—	—	61,817
Collective trust funds:
U.S. equity funds	—	2,491,275,280	—	2,491,275,280
Balanced funds	—	1,092,643,859	—	1,092,643,859
U.S. debt funds	—	666,496,935	—	666,496,935
Non-U.S. equity funds	—	560,927,768	—	560,927,768
Real estate funds	—	104,646,824	—	104,646,824
Non-U.S. debt funds	—	52,521,826	—	52,521,826
Commodity funds		42,577,085		42,577,085
Guaranteed investment contracts	—	1,187,363,800	—	1,187,363,800
Wrapper contracts	—	—	217,061	217,061

Investments, at fair value	$2,647,157,783	$6,219,155,138	$217,061	$8,866,529,982

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2013.

Level 3 investments at fair value
Year ended December 31, 2013

	Wrapper contracts	Total
Balance, beginning of year	$217,061	$217,061
Unrealized losses relating to instruments still held at the reporting date	(27,031)	(27,031)

Balance, end of year	$190,030	$190,030

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2012.

Level 3 investments at fair value
Year ended December 31, 2012

	Wrapper contracts	Total
Balance, beginning of year	$1,330,529	$1,330,529
Unrealized losses relating to instruments still held at the reporting date	(1,113,468)	(1,113,468)

Balance, end of year	$217,061	$217,061

  There were no significant transfers of investments among levels during the years ended December 31, 2013 and 2012. There were no changes in the fair value methodology used at December 31, 2013 and 2012.

(6)   Administrative Expenses

  Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of their participant accounts.

  Any expenses not borne by the Plan are paid by the Company.

(7)   Risk and Uncertainties

  The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

  The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

  Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  At December 31, 2013 and 2012, approximately 7% and 6%, respectively, of the Plan's total investments were invested in Citigroup common stock. The underlying value of the Company stock is subject to operational and market risks.

(8)   Party-in-Interest Transactions

  Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan's investment in the Citigroup Common Stock Fund was $685.1 million and $546.5 million at December 31, 2013 and December 31, 2012, respectively.

  The Plan held direct investments in the Company's common stock of $6.6 million and $3.2 million, at December 31, 2013 and December 31, 2012, respectively. In 2013 and 2012, the Company paid $550,058 and $588,905, respectively, to the participants for dividends on common stocks held directly.

  Certain Plan investments are units of the State Street Common Stock Fund, which consist of common stock issued by State Street Corporation. The Plan's investment in State Street Common Stock Fund was $5.0 million and $3.7 million at December 31, 2013 and December 31, 2012, respectively. The Plan also held direct investments in State Street Corporation's common stock of $3.7 million and $2.4 million at December 31, 2013 and 2012, respectively.

  Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $4,611.4 million and $3,497.7 million at December 31, 2013 and December 31, 2012, respectively.

  At December 31, 2013 and 2012, the Plan held $32.3 million and $22.6 million, respectively, of the State Street Short-Term Investment Fund and State Street (US Dollar). At December 31, 2013 and 2012, the Plan also held $526, 471 and $525,274, respectively, in State Street Short-Term Investment Fund through synthetic GICs.

  These transactions qualify as exempt party-in-interest transactions.

(9)   Tax Status

  The Internal Revenue Service (the IRS) has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code and, therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. The Plan was amended and restated effective January 1, 2009. On February 1, 2010, the Plan filed an application with the IRS for a determination letter that the Plan, as amended and restated, meets the applicable requirements of the Code. The IRS has yet to issue a ruling on the amended and restated Plan. Although the Plan has been amended since receiving the determination letter, the Plan's management and the Plan's legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

  The Plan's management determined that certain amounts paid from the Trust to a participant in connection with a settlement agreement between the Company and such participant should have

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  been paid for by the Company. The Plan's management determined that this transaction constituted a prohibited transaction under ERISA and the net result is that the Trust paid approximately $2,073 to the participant that should have been paid by the Company during 2012. The Plan's management is in the process of finalizing its review to determine if any additional similar prohibited transactions occurred. Upon completion of its review, the Company will fund, or cause to be funded, a corrective contribution to the Trust as soon as administratively practicable. The Plan's management also will file Form 5330 with the IRS for excise taxes due for this error and take all other corrective action it deems appropriate.

  Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

  The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2010.

(10) Plan Termination

  Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants' accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(11) Pending Litigation

  Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA—Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc. against the Company, the Plan's administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company's financial condition during this time period, the Company was in dire straits. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  Defendants' motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013, which was deemed withdrawn on March 5, 2014, without prejudice. The U.S. Supreme Court heard oral arguments in Fifth Third Bankcorp v. John Dudenhoeffer, No. 12-751, on April 2, 2014, a case which involves allegations similar to those in this case. The U.S. Supreme Court decision is expected in June 2014, and once it has been issued, plaintiffs will have an opportunity to amend their amended complaint to reflect the Supreme Court's holdings, with defendants' motion to dismiss due shortly thereafter.

  During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan's administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company's stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the complaint. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on September 28, 2010. On October 19, 2011, the Second Circuit upheld the lower-court's decision dismissing the case. The Second Circuit held, in part, that there was no breach of fiduciary duty when Company stock was continued to be offered as an investment option during a period when the Company was incurring losses due to subprime mortgages, nor was there a failure to disclose the Company's subprime exposure to ERISA plan beneficiaries. By an order dated February 23, 2012, the Second Circuit denied appellants' (plaintiffs in the original case) Motion for Rehearing. The appellants' petition for a writ of certiorari was filed with the Supreme Court on June 22, 2012. The Supreme Court denied cert on October 15, 2012.

  In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through 2007. On March 16, 2010, the Court dismissed the request to have this action certified as a class action and all claims raised in the complaint, other than the claim that the Citigroup-affiliated mutual funds charged excessive fees. Although this claim was not dismissed, the only issue before the court is whether the statute of limitations has run with respect to this claim. On August 18, 2010, plaintiffs sought permission to amend their current complaint (the First Amended Complaint). On October 1, 2010, the Citigroup Plans Administrative Committee and the Citigroup 401(k) Plan Investment Committee moved for summary judgment against the First Amended Complaint on the grounds that plaintiffs' claim was time-barred. On October 22, 2010, the court stayed briefing on defendants' motion for summary judgment pending a ruling on plaintiffs' motion for leave to amend. On November 8, 2011, the

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

  court granted in part and denied in part plaintiffs' motion for leave to amend. In accordance with that ruling, plaintiffs filed a Second Amended Complaint on November 15, 2011, alleging three counts: (1) that defendants breached their duty of prudence by failing to remove or replace certain funds affiliated with Citigroup entities; (2) that defendants breached their duty of prudence in connection with the selection of three Citigroup-affiliated funds added to the Plan in 2003; and (3) that defendants breached their duty of prudence by approving a "mapping" from unaffiliated funds to affiliated funds in March 2003. No other claims were permitted. On January 10, 2012, defendants moved for summary judgment on all claims on the issue of whether the statute of limitations has run. That motion remains pending. On April 17, 2012, plaintiffs filed a motion to file a third amended complaint. On April 30, 2012, defendants filed a motion in opposition and on May 9, 2012, plaintiffs filed a reply. On March 28, 2013, the court granted plaintiff's motion to file the third amended complaint, which was filed on April 8, 2013. The third amended complaint alleges the same counts as the second amended complaint, but names additional individual defendants covering the entire class period. Defendants filed their answer to the third amended complaint on May 6, 2013. On June 19, 2013, the additional individual defendants agreed to waive service of the third amended complaint and filed their answer on August 12, 2013.

(12) Subsequent Events

  The Plan's management evaluated subsequent events through the date on which the financial statements were issued, and determined that no additional disclosures were required.

(13) Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$11,052,496,052	$9,396,375,668
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	36,775,429	78,899,457

Net assets available for benefits per the Form 5500	$11,089,271,481	$9,475,275,125

Net increase in net assets available for benefits per the financial statements	$1,656,120,384	$1,225,089,750
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(78,899,457)	(60,884,219)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	36,775,429	78,899,457

Net increase per Form 5500	$1,613,996,356	$1,243,104,988

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Cash equivalents and short-term investments
BlackRock T-Fund			442,404,497	$442,404,497	$442,404,497
Brazilian Real			563	239	239
Canadian Dollar			1,082	1,018	1,018
Chilean Peso			51,563	97	98
Government Stif 10	0.01%		86,451,094	86,451,094	86,451,094
Hong Kong Dollar			80	10	10
Indian Rupee			3,204,140	51,740	51,801
Malaysian Ringgit			14,647	4,442	4,472
New Taiwan Dollar			1,939,953	65,660	65,091
*State Street (US Dollar)	0.00%		11,497,168	11,497,168	11,497,168
*State Street Short-Term Investment Fund	0.05%		20,789,824	20,789,824	20,789,824
UAE Dirham			32,170	8,758	8,758
US Dollar			14,250	14,250	14,250
US Dollar Overdrawn			(219,165)	(219,165)	(219,165)

Total cash equivalents and short-term investments				561,069,632	561,069,155

U.S. equities:
Large cap companies:
Altria Group Inc			91,708	2,248,436	3,520,658
American Express Co			39,817	1,964,370	3,612,551
American International Group			88,315	3,521,180	4,508,471
Ameriprise Financial Inc			31,334	1,219,360	3,605,010
Bank Of America Corp			370,423	7,035,449	5,767,489
Ca Inc			134,418	3,453,250	4,523,170
Capital One Financial Corp			84,323	2,787,889	6,459,998
Cardinal Health Inc			66,660	2,220,786	4,453,569
Cigna Corp			38,320	1,509,539	3,352,202
Cit Group Inc			50,494	2,473,456	2,632,258
*Citigroup Common Stock Fund			13,147,930	1,198,171,582	685,138,632
*Citigroup			126,944	5,308,723	6,615,041
Conocophillips			51,692	2,857,937	3,652,012
Discover Financial Services			65,463	1,314,471	3,662,639
Du Pont (E.I.) De Nemours			56,182	2,774,515	3,650,157
Emerson Electric Co			40,615	1,987,567	2,850,349
Fifth Third Bancorp			185,411	2,245,616	3,899,197
General Dynamics Corp			31,534	2,418,721	3,013,062
General Motors Co			103,283	3,007,068	4,221,193
Honeywell International Inc			30,336	1,595,591	2,771,835
Illinois Tool Works			34,727	1,892,573	2,919,861
Johnson + Johnson			55,184	3,536,136	5,054,328
Jpmorgan Chase + Co			98,793	4,061,183	5,777,405
Marathon Oil Corp			97,695	2,431,221	3,448,638
Medtronic Inc			81,429	3,093,609	4,673,224
Merck + Co. Inc.			47,101	2,200,303	2,357,416
Microsoft Corp			108,772	2,263,406	4,071,332

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
National Oilwell Varco Inc			47,900	$3,470,956	$3,809,452
Occidental Petroleum Corp			39,417	2,496,683	3,748,589
Pfizer Inc			157,128	3,463,214	4,812,815
Philip Morris International			33,031	1,681,142	2,877,968
Pnc Financial Services Group			49,197	2,475,214	3,816,690
Raytheon Company			55,683	2,891,817	5,050,469
Slm Corp			260,653	6,076,115	6,849,971
Stanley Black + Decker Inc			42,910	2,423,328	3,462,409
*State Street Corporation			49,895	2,264,723	3,661,821
*State Street Common Stock Fund			68,223	1,247,384	5,006,886
Target Corp			50,195	2,824,318	3,175,821
Texas Instruments Inc			94,103	2,717,359	4,132,048
Unitedhealth Group Inc			52,889	2,403,352	3,982,549
Verizon Communications Inc			77,537	3,172,469	3,810,188
Walgreen Co			48,698	1,663,211	2,797,206
Wellpoint Inc			42,910	3,103,157	3,964,456
Wells Fargo + Co			121,346	3,909,132	5,509,087

Total large cap companies				1,317,877,511	860,680,122

Mid cap companies:
Aci Worldwide Inc			34,154	2,189,899	2,219,989
Alaska Air Group Inc			3,895	180,991	285,755
Alere Inc			8,988	168,785	325,359
Align Technology Inc			7,090	336,578	405,215
Arris Group Inc			91,241	1,334,695	2,223,093
Ascena Retail Group Inc			24,472	425,871	517,823
Avery Dennison Corp			11,620	359,494	583,170
Avx Corp			49,252	587,561	686,083
Berry Plastics Group Inc			7,190	157,931	171,056
Brown + Brown Inc			38,243	825,223	1,200,452
Cathay General Bancorp			33,120	625,974	885,300
Charles River Laboratories			8,289	271,018	439,636
Con Way Inc			13,437	438,101	533,574
Conn S Inc			4,694	263,966	369,811
Covanta Holding Corp			57,822	1,015,709	1,026,333
Credit Acceptance Corp			889	100,718	115,534
Curtiss Wright Corp			31,557	1,646,208	1,963,805
Donaldson Co Inc			19,773	828,771	859,343
E Trade Financial Corp			159,466	1,823,943	3,131,904
East West Bancorp Inc			17,561	377,189	614,114
Eaton Vance Corp			45,938	1,936,545	1,965,674
Enersys			3,895	230,004	272,981
Esterline Technologies Corp			3,006	237,131	306,484
Everbank Financial Corp			33,495	508,129	614,290
Fair Isaac Corp			32,756	1,922,996	2,058,361
First Niagara Financial Grp			305,559	3,004,750	3,245,039
Fulton Financial Corp			4,594	60,203	60,087
Generac Holdings Inc			4,294	137,570	243,222
Graphic Packaging Holding Co			90,477	767,416	868,582

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Hanesbrands Inc			61,172	$1,543,716	$4,298,537
Hanover Insurance Group Inc			21,065	930,797	1,257,877
Hcc Insurance Holdings Inc			21,820	611,755	1,006,793
Health Net Inc			24,767	747,744	734,819
Hill Rom Holdings Inc			19,074	738,286	788,525
Huntington Ingalls Industrie			4,993	201,249	449,440
Iconix Brand Group Inc			27,962	1,126,984	1,110,095
Igate Corp			45,823	1,045,368	1,840,246
Intl Game Technology			192,796	2,854,736	3,501,170
Itt Corp			36,024	898,240	1,564,182
J.C. Penney Co Inc			50,631	432,373	463,277
Jabil Circuit Inc			58,122	1,096,153	1,013,633
Joy Global Inc			59,176	3,178,302	3,461,199
Kapstone Paper And Packaging			17,426	524,142	973,436
Kbr Inc			112,265	3,684,196	3,580,117
Live Nation Entertainment In			121,935	2,229,610	2,409,428
Louisiana Pacific Corp			9,587	154,022	177,455
Lumber Liquidators Holdings			8,029	802,629	826,115
Mercadolibre Inc			2,269	147,123	244,627
Microchip Technology Inc			90,011	2,273,471	4,028,003
Mrc Global Inc			43,436	1,142,526	1,401,249
Msci Inc			24,866	1,121,357	1,087,154
Nasdaq Omx Group/The			57,222	2,290,246	2,277,451
Neustar Inc Class A			39,946	1,977,846	1,991,699
New York Community Bancorp			242,392	3,422,694	4,084,300
Newmarket Corp			1,698	556,919	567,286
Nordson Corp			7,690	557,175	571,335
Nps Pharmaceuticals Inc			13,282	329,513	403,241
Nu Skin Enterprises Inc A			4,444	158,319	614,246
Omnicare Inc			85,521	2,714,735	5,162,027
On Semiconductor Corporation			121,795	876,833	1,003,590
Penske Automotive Group Inc			11,984	485,712	565,154
People S United Financial			243,988	2,930,750	3,689,104
Perkinelmer Inc			28,961	1,103,412	1,194,051
Pier 1 Imports Inc			28,961	668,363	668,414
Pilgrim S Pride Corp			52,229	596,727	848,724
Proassurance Corp			22,969	1,107,845	1,113,530
Protective Life Corp			11,878	513,901	601,785
Ptc Inc			28,377	739,008	1,004,244
Questcor Pharmaceuticals			19,474	1,104,912	1,060,337
Raymond James Financial Inc			26,818	861,502	1,399,664
Rock Tenn Company Cl A			11,963	886,468	1,256,316
Rockwood Holdings Inc			52,690	2,343,482	3,789,430
Rovi Corp			64,837	1,034,863	1,276,642
Skyworks Solutions Inc			40,884	922,348	1,167,663
Sovran Self Storage Inc Reit Usd.01			6,248	423,261	407,151
Spectrum Brands Holdings Inc			2,896	183,098	204,318
Spx Corp			43,908	2,649,849	4,373,668

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Ss+C Technologies Holdings			9,687	$347,856	$428,741
Steven Madden Ltd			7,390	271,185	270,399
Synnex Corp			8,808	319,252	593,663
Tenneco Inc			24,308	902,018	1,375,049
Tidewater Inc			29,824	1,608,766	1,767,702
Towers Watson + Co Cl A			15,295	985,831	1,951,700
Triumph Group Inc			8,014	589,177	609,635
Tupperware Brands Corp			18,175	1,664,053	1,718,116
Ubiquiti Networks Inc			7,590	267,480	348,823
Verifone Systems Inc			37,544	1,079,403	1,006,933
Verint Systems Inc			23,868	871,365	1,024,876
Wellcare Health Plans Inc			16,577	1,064,309	1,167,389
West Corp			7,045	159,487	181,138
Western Refining Inc			7,590	293,284	321,879
Wiley (John) + Sons Class A			47,446	2,151,230	2,619,000
Woodward Inc			38,448	1,650,551	1,753,607
Worthington Industries			9,487	375,974	399,219
Zions Bancorporation			21,042	436,127	630,402

Total mid cap companies				96,725,277	123,873,087

Small cap companies:
Aar Corp			3,695	67,615	103,497
Aceto Corp			18,979	238,574	474,671
Addus Homecare Corp			8,488	158,746	190,567
Affymetrix Inc			6,991	58,473	59,909
Albany Molecular Research			9,387	110,573	94,624
Alliance Healthcare Service			6,291	106,018	155,651
Amag Pharmaceuticals Inc			16,078	374,288	390,218
Ambit Biosciences Corp			4,993	63,007	48,135
America S Car Mart Inc			11,654	484,714	492,157
American Software Inc Cl A			1,099	11,112	10,842
Amsurg Corp			4,094	161,374	188,017
Anika Therapeutics Inc			15,480	308,700	590,717
Ann Inc			8,988	324,911	328,594
Applied Optoelectronics Inc			15,314	195,015	229,866
Arc Group Worldwide Inc			1,198	31,444	29,792
Arden Group Inc A			64	8,075	8,086
Ariad Pharmaceuticals Inc			8,089	52,376	55,167
Array Biopharma Inc			51,832	259,027	259,677
Aruba Networks Inc			5,892	103,527	105,467
Asbury Automotive Group			3,695	182,173	198,569
Atlantic Tele Network Inc			999	56,293	56,493
Atricure Inc			17,396	163,779	324,965
Autobytel Inc			26,963	307,858	407,957
Auxilium Pharmaceuticals Inc			20,372	370,833	422,523
Azz Inc			20,133	800,268	983,683
Barrett Business Svcs Inc			10,201	228,143	946,056
Biodel Inc			52,828	250,089	121,505

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Bj S Restaurants Inc			5,592	$159,324	$173,700
Blount International Inc			3,895	56,075	56,357
Blucora Inc			28,761	665,285	838,671
Brink S Co/The			5,992	190,782	204,563
Broadwind Energy Inc			41,513	304,991	391,880
Brown Shoe Company Inc			6,991	164,289	196,713
C+J Energy Services Inc			399	9,185	9,227
Caci International Inc Cl A			3,337	220,405	244,370
Cai International Inc			63,813	1,409,534	1,504,084
Cantel Medical Corp			3,196	110,065	108,365
Casella Waste Systems Inc A			103,737	852,062	601,670
Cavco Industries Inc			799	45,598	54,886
Celadon Group Inc			46,512	849,437	906,052
Century Casinos Inc			21,055	119,097	109,699
Checkpoint Systems Inc			32,385	466,829	510,713
Chemed Corp			35,552	2,801,605	2,723,978
Chemical Financial Corp			18,460	417,497	584,627
Chimerix Inc			4,494	66,196	67,903
Christopher + Banks Corp			20,772	164,112	177,391
Circor International Inc			899	70,387	72,604
Cirrus Logic Inc			40,046	850,665	818,133
Clearwater Paper Corp			15,125	712,746	794,035
Coca Cola Bottling Co Consol			4,073	271,559	298,138
Coleman Cable Inc			11,717	221,311	307,223
Columbia Banking System Inc			36,650	710,957	1,008,250
Comfort Systems Usa Inc			5,393	109,272	104,564
Comverse Inc			25,541	808,996	991,005
Constant Contact Inc			11,285	242,547	350,616
Contango Oil + Gas			3,296	153,840	155,747
Coresite Realty Corp Reit Usd.01			17,376	557,189	559,347
Cryolife Inc			8,089	56,907	89,707
Cumulus Media Inc Cl A			73,201	421,349	565,842
Daktronics Inc			5,193	79,997	81,426
Datalink Corp			68,162	642,272	742,972
Dean Foods Co			31,082	562,538	534,314
Delta Apparel Inc			9,887	170,197	167,874
Digital Generation Inc			2,996	35,538	38,198
Drew Industries Inc			4,594	232,627	235,201
Dupont Fabros Technology Reit Usd.001			35,752	859,736	883,420
Dxp Enterprises Inc			4,504	437,887	518,848
Dycom Industries Inc			37,000	707,308	1,028,225
Emergent Biosolutions Inc			17,876	330,844	410,964
Employers Holdings Inc			3,795	122,553	120,107
Enanta Pharmaceuticals Inc			6,291	151,876	171,631
Endocyte Inc			29,660	373,415	317,063
Endurance International Grou			8,289	111,603	117,535
Enteromedics Inc			22,236	—	—
Entravision Communications A			54,027	288,000	329,023

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Eplus Inc			7,837	$373,306	$445,476
Express Inc			15,179	285,698	283,400
Extreme Networks Inc			116,242	563,595	813,697
Fairchild Semiconductor Inte			218,043	2,723,731	2,910,871
Fairpoint Communications Inc			10,985	90,656	124,242
Fidus Investment Corp			9,018	171,972	196,046
Finish Line/The Cl A			22,370	631,723	630,153
First Nbc Bank Holding Co			18,033	443,665	582,483
Fresh Market Inc/The			3,695	148,354	149,647
Full House Resorts Inc			20,633	87,003	57,772
Gamco Investors Inc A			1,561	109,651	135,750
Gentiva Health Services			20,672	194,656	256,539
Geron Corp			82,987	405,036	393,361
Glatfelter			3,395	92,646	93,849
Glimcher Realty Trust Reit Usd.01			7,390	71,322	69,170
Global Brass + Copper Holdin			70,757	1,234,424	1,171,013
Global Cash Access Holdings			50,432	303,063	503,812
Gran Tierra Energy Inc			114,345	644,573	835,861
Gray Television Inc			15,878	195,964	236,272
Green Plains Renewable Energ			32,057	530,623	621,576
Hackett Group Inc/The			26,364	157,914	163,722
Handy + Harman Ltd			2,197	52,991	53,190
Hardinge Inc			5,505	72,009	79,651
Haverty Furniture			15,887	403,817	497,277
Hawaiian Holdings Inc			97,308	617,356	937,076
Heartland Payment Systems In			36,850	1,680,380	1,836,605
Huron Consulting Group Inc			10,281	379,533	644,828
Hyster Yale Materials			9,407	428,645	876,379
Iberiabank Corp			12,388	609,278	778,599
Idt Corp Class B			14,665	167,803	262,066
Ignite Restaurant Group Inc			7,090	85,239	88,630
Insight Enterprises Inc			4,793	97,156	108,860
Insperity Inc Wd			62,415	2,160,579	2,255,067
Insteel Industries Inc			4,094	78,737	93,067
Insys Therapeutics Inc			5,992	256,159	231,945
Inteliquent Inc			69,661	424,513	795,523
Itt Educational Services Inc			3,795	130,771	127,431
Jones Energy Inc A			10,386	173,148	150,388
Journal Communications Inc A			25,465	239,833	237,083
Kcg Holdings Inc Cl A			2,796	32,231	33,443
Key Tronic Corp			3,695	36,009	40,719
Kimball International B			24,547	221,580	368,937
Kulicke + Soffa Industries			63,813	671,395	848,719
La Z Boy Inc			31,557	616,817	978,273
Lannett Co Inc			17,093	250,659	565,772
Lindsay Corp			29,061	2,263,470	2,404,764
Lithia Motors Inc Cl A			10,286	653,816	714,058
Marcus Corporation			10,586	144,354	142,271

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Materion Corp			6,845	$203,974	$211,160
Matrix Service Co			6,092	130,427	149,065
Medallion Financial Corp			6,092	95,898	87,416
Medassets Inc			46,137	668,765	914,905
Medical Action Ind Inc			31,657	240,245	270,985
Monarch Casino + Resort Inc			13,981	226,707	280,739
Moneygram International Inc			38,281	788,456	795,481
Multi Color Corp			1,398	52,735	52,764
Myers Industries Inc			5,692	112,246	120,221
Myriad Genetics Inc			22,470	594,671	471,411
Natus Medical Inc			2,896	64,016	65,162
Navigators Group Inc			37,349	2,440,060	2,358,985
Neenah Paper Inc			27,912	880,562	1,193,802
Nektar Therapeutics			37,150	390,816	421,648
Nelnet Inc Cl A			18,575	463,212	782,742
Netgear Inc			23,453	749,775	772,548
Netsol Technologies Inc			37,529	348,751	218,795
Nn Inc			4,893	88,544	98,797
Northern Oil And Gas Inc			10,186	173,057	153,506
Novavax Inc			69,206	347,380	354,335
Ntelos Holdings Corp			32,356	679,330	654,564
Olympic Steel Inc			5,594	144,013	162,126
Omega Protein Corp			59,079	587,904	726,079
Omnicell Inc			4,694	93,040	119,828
Omnivision Technologies Inc			6,691	107,240	115,084
Oncogenex Pharmaceutical Inc			11,948	112,184	99,645
Orbitz Worldwide Inc			51,997	395,233	373,342
Orion Energy Systems Inc			22,370	129,985	152,114
Outerwall Inc			12,111	580,798	814,746
Pantry Inc			90,911	1,121,658	1,525,499
Park Ohio Holdings Corp			14,427	344,713	755,998
Patrick Industries Inc			3,753	113,090	108,572
Pc Connection Inc			17,570	261,749	436,619
Pdl Biopharma Inc			105,856	895,864	893,428
Pegasystems Inc			17,776	563,944	874,218
Perficient Inc			28,062	525,751	657,211
Performant Financial Corp			36,710	394,878	378,115
Portola Pharmaceuticals Inc			14,380	347,508	370,298
Postrock Energy Corp			30,091	185,368	34,906
Premiere Global Services Inc			81,385	702,516	943,248
Prestige Brands Holdings Inc			16,677	587,612	597,050
Progress Software Corp			6,192	161,147	159,929
Providence Service Corp			7,161	131,215	184,188
Quaker Chemical Corp			699	44,670	53,876
Quality Distribution Inc			32,675	375,403	419,229
Receptos Inc			16,842	396,712	488,254
Renewable Energy Group Inc			31,757	333,735	363,934
Rex American Resources Corp			12,875	228,497	575,621

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Rick S Cabaret Intl Inc			31,025	$311,377	$359,269
Rpx Corp			16,578	251,987	280,160
Sanderson Farms Inc			3,196	178,709	231,143
Sanmina Corp			29,260	269,889	488,647
Scansource Inc			8,139	267,123	345,336
Schweitzer Mauduit Intl Inc			8,289	330,187	426,622
Seachange International Inc			21,071	256,190	256,229
Seacor Holdings Inc			599	57,666	54,646
Sears Hometown And Outlet St			8,988	265,490	229,189
Select Comfort Corporation			5,093	107,154	107,413
Sl Inds Inc			599	16,157	16,238
Smith + Wesson Holding Corp			19,773	205,291	266,740
Sonic Corp			9,986	187,849	201,627
Stamps.Com Inc			11,385	476,448	479,290
Stellus Capital Investment C			35,063	527,845	524,184
Stemline Therapeutics Inc			6,991	161,612	137,014
Stock Building Supply Holdin			5,832	93,667	106,261
Stoneridge Inc			53,912	657,293	687,377
Strategic Hotels + Resorts I Reit Usd.01			14,780	127,326	139,671
Super Micro Computer Inc			6,291	91,409	107,962
Swift Transportation Co			13,681	178,356	303,865
Sykes Enterprises Inc			53,258	909,452	1,161,552
Synaptics Inc			12,478	531,142	646,490
Take Two Interactive Softwre			14,380	255,209	249,789
Tcp Capital Corp			29,879	477,815	501,378
Tetraphase Pharmaceuticals I			5,293	62,610	71,559
Tilly S Inc Class A Shrs			27,762	428,167	317,879
Tivo Inc			15,179	178,697	199,154
Tower International Inc			64,952	1,314,012	1,389,970
Travelzoo Inc			9,487	254,813	202,266
Trimas Corp			10,546	245,396	420,668
Ultra Clean Holdings Inc			7,989	76,077	80,131
Unisys Corp			27,163	547,423	911,867
United Online Inc When Issue			20,729	237,779	285,230
Universal Insurance Holdings			11,085	96,365	160,510
Universal Technical Institut			75,997	1,121,132	1,057,117
US Ecology Inc			28,761	1,006,210	1,069,621
Usana Health Sciences Inc			3,096	180,848	233,981
Vaalco Energy Inc			11,884	76,863	81,880
Valueclick Inc			182,687	3,926,039	4,269,401
Vanda Pharmaceuticals Inc			29,959	317,486	371,796
Vonage Holdings Corp			7,090	31,610	23,611
Wabash National Corp			31,158	329,100	384,798
Washington Reit Reit Usd.01			35,851	869,266	837,488
Web.Com Group Inc			18,675	482,409	593,668
Wintrust Financial Corp			22,304	762,484	1,028,695
Xerium Technologies Inc			97,053	1,177,421	1,600,410
Xo Group Inc			34,931	334,858	519,069

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Zalicus Inc			60,346	$283,293	$66,984
Zeltiq Aesthetics Inc			15,279	272,454	288,931
Zep Inc			37	695	671

Total small cap companies				88,663,546	102,967,234

Total U.S. equities				1,503,266,334	1,087,520,443

Non-U.S. equities:
Aac Technologies Holdings In			41,861	125,208	203,266
Air Arabia Pjsc			527,173	198,916	222,466
Ajisen China Holdings Ltd			173,425	177,185	179,380
Alkermes Plc			10,785	227,029	438,533
Ambev Sa Adr Adr Npv			270,895	1,934,363	1,991,078
Apollo Hospitals Enterprise			19,864	290,735	303,767
Ashmore Group Plc			422,128	2,695,798	2,805,682
Aspen Pharmacare Holdings Lt			19,408	496,770	497,933
Avg Technologies			50,984	751,386	877,432
Baidu Inc Spon Adr Adr Usd.00005			7,486	1,105,369	1,331,642
Banco Latinoamericano Come E			13,282	228,506	372,161
Bank Of Georgia Holdings Plc			5,379	174,244	213,376
Bank Rakyat Indonesia Perser			992,709	587,370	591,384
Bb Seguridade Participacoes			136,846	1,159,215	1,421,102
Beijing Enterprises Water Gr			592,037	282,141	371,849
Bidvest Group Ltd			29,018	713,656	743,471
Bp Plc Spons Adr Adr			82,028	3,713,504	3,987,380
Br Malls Participacoes Sa			150,700	1,417,903	1,089,093
Carnival Corp			100,888	3,857,140	4,052,688
Ccr Sa			145,418	1,223,691	1,095,296
Cfr Pharmaceuticals Sa			755,553	182,481	169,674
Cheil Worldwide Inc			8,661	188,889	225,693
China Merchants Bank H			544,167	1,002,804	1,159,392
China Oilfield Services H			147,511	416,323	457,539
China Overseas Grand Oceans			121,597	169,009	115,736
China Overseas Land + Invest			261,134	710,482	734,190
China Unicom Hong Kong Ltd			717,621	1,065,586	1,071,746
Chow Tai Fook Jewellery Grou			151,498	226,453	225,867
Cielo Sa			42,559	1,253,289	1,184,272
Cimc Enric Holdings Ltd			149,504	212,875	241,019
Cnooc Ltd			981,745	2,004,377	1,825,796
Coca Cola Icecek As			24,401	665,317	587,739
Copa Holdings Sa Class A			2,330	234,191	373,100
Credicorp Ltd			6,024	746,827	799,569
Crh Plc Sponsored Adr Adr			172,139	3,674,719	4,398,152
Damac Real Estate Gdr 144A Gdr			11,561	142,606	150,867
Delphi Automotive Plc			80,431	3,266,527	4,836,336
Discovery Ltd			34,064	242,907	274,822
Dragon Oil Plc			40,429	387,489	380,001
Dubai Islamic Bank			173,993	198,700	253,908

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Eaton Corp Plc			53,887	$2,811,433	$4,101,878
Emaar Properties Pjsc			60,269	122,202	125,363
Enn Energy Holdings Ltd			83,722	487,210	620,326
Etalon Group Ltd Gdr 144A Gdr			35,123	170,131	186,150
Everest Re Group Ltd			15,779	2,445,644	2,459,411
Fibra Uno Administracion Sa Reit Npv			149,704	458,519	481,328
First Gulf Bank			217,230	712,369	1,111,876
Firstrand Ltd			241,891	821,962	828,879
Fubon Financial Holding Co			819,633	1,056,217	1,199,054
Great Wall Motor Company H			198,841	687,826	1,095,019
Greenlight Capital Re Ltd A			22,569	626,737	760,814
Grendene Sa			27,608	250,985	211,693
Grupo Financiero Banorte O			217,678	1,294,228	1,518,097
Grupo Lala Sab De Cv			89,503	200,106	197,702
Gs Home Shopping Inc			897	186,378	261,029
Guaranty Trust Bank			1,794,190	215,013	305,444
Guinness Anchor Bhd			30,200	196,130	147,519
Haier Electronics Group Co			194,356	219,773	565,239
Haitian International Hldgs			124,587	120,163	283,439
Haitong Securities Co Ltd H			348,046	554,504	603,288
Halla Visteon Climate Contro			10,834	376,443	397,802
Hcl Technologies Ltd			79,659	1,130,355	1,630,010
Hdfc Bank Limited			84,477	907,982	911,622
Hiwin Technologies Corp			24,917	199,487	210,268
Huaneng Renewables Corp H			396,685	181,977	190,317
Hyundai Motor Co			7,162	1,678,386	1,605,035
Idea Cellular Ltd			118,891	316,024	320,893
Iguatemi Emp De Shopping			27,608	335,195	260,960
Ihh Healthcare Bhd			45,250	45,894	53,325
Indusind Bank Ltd			28,992	197,573	196,904
Intercorp Financial Ser Inc			6,846	241,968	212,235
Inversiones La Construccion			14,030	274,544	197,594
Itau Unibanco Holding S Pref Preference			168,402	2,385,284	2,237,743
Itc Ltd			232,127	1,121,597	1,204,639
Ituran Location And Control			83,187	1,694,934	1,801,003
Kalbe Farma Tbk Pt			2,293,896	220,652	235,610
Kroton Educacional Sa			24,899	306,585	414,349
Life Healthcare Group Holdin			52,231	132,381	208,749
Localiza Rent A Car			32,552	504,984	459,186
Lupin Ltd			29,465	343,901	431,940
M Video			22,884	186,557	207,836
Magnit Ojsc Spon Gdr 144A Gdr			18,465	488,473	1,038,434
Mail.Ru Group Gdr Regs Gdr Usd.000005			9,111	323,108	406,342
Mail.Ru Group Ltd Gdr 144A Gdr			1,245	42,701	49,484
Marcopolo Sa Pref Preference			29,104	83,662	62,913
Mediatek Inc			109,637	1,468,182	1,631,480
Merida Industry Co Ltd			35,881	256,687	260,649
Montpelier Re Holdings Ltd			76,396	2,202,530	2,223,135

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Motherson Sumi Systems Ltd			75,299	$149,198	$222,106
Mr Price Group Ltd			19,188	283,559	299,979
Mtn Group Ltd			49,902	949,100	1,033,979
Nagacorp Ltd			239,207	189,054	252,666
Naspers Ltd N Shs			20,899	1,364,913	2,186,915
Naver Corp			2,449	940,018	1,680,002
Nestle Nigeria Plc			28,355	168,919	212,787
Netease Inc Adr Adr Usd.0001			5,941	411,788	466,986
Nigerian Breweries Plc			195,520	152,052	205,238
Noble Corp Plc			77,837	3,028,704	2,916,544
Novatek Microelectronics Cor			68,772	291,279	281,517
Oil Search Ltd			106,977	724,233	776,186
Orbotech Ltd			22,245	293,331	300,750
Pacific Rubiales Energy Corp			68,851	1,633,428	1,188,445
Pegasus Hava Tasimaciligi As			21,139	261,696	357,153
Pentair Ltd Registered			59,974	2,538,567	4,658,199
Ping An Insurance Group Co H			131,066	1,072,619	1,177,329
Qatar National Bank			22,896	1,035,426	1,081,458
Qihoo 360 Technology Co Adr Adr			2,320	195,484	190,381
Qiwi Plc Sponsored Adr Adr			4,737	198,600	265,289
Royal Caribbean Cruises Ltd			105,678	3,099,384	5,011,269
Safaricom Ltd			731,774	53,620	92,426
Samsung Electronics Co Ltd			2,005	2,095,660	2,607,043
Sanofi Adr Adr			67,259	2,761,530	3,607,098
Seadrill Ltd			84,922	2,625,036	3,488,592
Shenzhou International Group			69,769	190,407	263,643
Shoprite Holdings Ltd			23,622	391,802	369,873
Sino Biopharmaceutical			310,969	162,110	247,051
Sk Telecom			7,677	1,507,599	1,673,006
Sm Prime Holdings Inc			1,185,669	482,222	392,173
Soufun Holdings Ltd Adr Adr			4,186	204,973	344,978
Sun Art Retail Group Ltd			277,081	355,589	389,513
Sun Pharmaceutical Indus			123,916	836,711	1,136,892
Sunny Optical Tech			180,402	218,506	175,429
Taiwan Semiconductor Sp Adr Adr			90,532	1,630,807	1,578,876
Tata Consultancy Svcs Ltd			24,935	579,929	876,496
Tata Motors Ltd			170,098	877,326	1,035,356
Tcs Group Holding 144A Gdr			19,223	311,005	287,388
Tech Mahindra Ltd			17,306	362,301	514,371
Tencent Holdings Ltd			35,682	1,333,409	2,273,321
Tesco Corp			6,691	121,277	132,347
Tofas Turk Otomobil Fabrika			13,260	54,423	82,702
Tractebel Energia Sa			71,164	1,119,342	1,084,089
Tyco International Ltd			104,581	2,882,967	4,291,992
Ultrapar Participacoes Sa			49,735	1,196,792	1,179,477
Universal Robina Corp			88,038	195,400	224,348
Vodafone Group Plc Sp Adr Adr			71,750	2,660,952	2,820,474
Want Want China Holdings Ltd			800,347	981,240	1,154,006

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Wuxi Pharmatech Cayman Adr Adr Usd.02			7,422	$95,546	$284,871
Xl Group Plc			51,891	1,019,827	1,652,215
Yandex Nv A			42,591	1,068,976	1,837,793
Zhuzhou Csr Times Electric H			56,812	182,870	205,156

Total non-U.S. equities				117,179,062	139,446,575

Mutual funds:
Non-U.S. equity funds:
DFA Emerging Markets Portfolio			4,258,427	105,082,243	107,653,030
DFA International Value Portfolio			17,679,704	222,191,425	269,438,682
Dodge & Cox International Stock Fund			6,947,013	231,061,625	298,999,449
T Rowe Price International Discovery Fund			1,782,418	76,473,577	99,351,971

Total non-U.S. equity funds				634,808,870	775,443,132

Non-U.S. debt funds:
Legg Mason Bw Global Opportunities			4,948,135	56,503,336	53,390,378
PIMCO Emerging Markets Bond Fund			3,076,441	34,628,372	32,917,917

Total non-U.S. debt funds				91,131,708	86,308,295

High yield bond funds:
T Rowe Price Institutional High Yield			9,204,101	87,226,916	89,371,825
Western Asset High Yield Fund			9,985,679	85,717,396	89,471,682

Total high yield bond funds				172,944,312	178,843,507

Global allocation funds:
PIMCO All Asset All Authority Fund			4,094,002	44,214,328	40,530,618

Total global allocation funds				44,214,328	40,530,618

Total mutual funds				943,099,218	1,081,125,552

Collective trust funds:
Balanced funds:
BFA Lifepath Index 2015 Fund			6,977,094	89,076,247	105,017,121
BFA Lifepath Index 2020 Fund			10,355,275	138,436,270	166,202,158
BFA Lifepath Index 2025 Fund			12,101,979	150,860,807	184,211,476
BFA Lifepath Index 2030 Fund			11,696,783	154,689,865	191,145,311
BFA Lifepath Index 2035 Fund			10,945,190	134,371,690	166,928,381
BFA Lifepath Index 2040 Fund			9,715,376	127,891,609	159,875,254
BFA Lifepath Index 2045 Fund			15,183,113	182,316,493	230,119,812
BFA Lifepath Index 2050 Fund			5,783,890	60,272,866	71,756,674
BFA Lifepath Retirement Fund			5,860,241	80,959,003	93,744,520

Total balanced funds				1,118,874,850	1,369,000,707

Commodity funds:
*SSGA DJ/UBS Roll Select Commodity Index Fund			3,678,275	40,734,812	35,568,921

Total commodity funds				40,734,812	35,568,921

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Non-U.S. debt funds:
Wellington CIF II Citigroup Emerging Markets Debt Portfolio			2,590,694	$32,417,996	$32,824,092

Total non-U.S. debt funds				32,417,996	32,824,092

Non-U.S. equity funds:
*SSGA Emg Mkts Indx NL SF CL A			4,721,750	117,607,349	125,574,954
*SSGA Intl Indx SL SF CL I			22,721,583	435,051,736	555,497,251
*SSGA Active Emerging Markets Select NL SF CL A			7,616,270	76,249,217	77,708,799

Total non-U.S. equity funds				628,908,302	758,781,004

Real estate funds:
AEW Capital Management REIT Fund			7,093,352	86,389,992	94,412,512

Total real estate funds				86,389,992	94,412,512

U.S. debt funds:
*SSGA U.S. Bond Indx SL SF CL I			20,822,058	425,207,665	504,914,077
*SSGA U.S. Inflation Pro Bond Indx SL SF CL I			6,049,513	80,926,245	86,919,397

Total U.S. debt funds				506,133,910	591,833,474

U.S. equity funds:
Wellington CIF II Citigroup Growth Portfolio			18,894,002	202,652,024	275,663,495
SSgA S&P Midcap (R) Indx SL SF CL I			10,321,854	367,592,751	540,823,873
*SSgA Russell Small Cap (R) Indx SL SF CL I			12,587,229	270,601,226	533,638,447
*SSgA Russell All Cap (R) Indx SL SF CL I			19,791,086	376,241,649	648,197,649
*SSgA S&P 500 (R) Indx SL SF CL I			3,668,560	995,275,828	1,502,590,939

Total U.S. equity funds				2,212,363,478	3,500,914,403

Total collective trust funds				4,625,823,340	6,383,335,113

Guaranteed investment contracts (GICs):
Traditional GICs:
Met Life Contract No. 32645	0.93%		6,708,910	6,708,910	6,708,739
New York Life Contract No. 34360	1.02%		15,127,422	15,127,422	15,181,113
Principal Life Contract No. 6-18274	1.25%		20,149,345	20,149,345	20,214,659
Protective Life Insurance Contact No. GA 2021	0.85%		16,664,814	16,664,814	16,677,413

Total traditional GICs				58,650,491	58,781,924

Separate Account GICs:
ING Life & Annuity Company Contact No. 60385	0.43%		55,154,710	55,154,710	54,826,950
New York Life Contract No. 29038	2.13%		128,164,128	128,164,128	130,657,011

Total separate account GICs				183,318,838	185,483,961

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Synthetic GICs:
AIG Financial Products Contract No. 725840	4.08%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	1,804,473	$1,832,292	$1,803,049
AIG Inc	8.25%	8/15/2018	1,394,979	1,810,529	1,748,418
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	1,844,972	1,841,190	1,701,889
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	2,024,970	1,884,467	1,874,409
American Express Glbl Sr Nt	7.00%	3/19/2018	1,799,973	2,264,654	2,152,692
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	1,709,974	2,260,626	2,137,474
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	2,159,967	2,767,760	2,682,131
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	2,249,966	2,802,918	2,696,478
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	2,114,968	2,241,761	2,200,840
Cash Collateral Fut Rdr Usd	0.08%	12/31/2060	103,049	103,049	103,049
Cme Acal Euro$Call 12/14 @ 99.75	0.00%	12/15/2014	8,099,878	621	405
Cme Aput Euro$Put 12/14 @ 99	0.00%	12/15/2014	(8,099,878)	(796)	(810)
Fed Home Ln Bk Disc Nt	0.00%	1/2/2014	2,204,967	2,204,618	2,204,967
Fed Home Ln Bk Disc Nt	0.00%	1/22/2014	22,184,665	22,181,366	22,184,532
Fed Home Ln Bk Disc Nt Unsec	0.00%	1/15/2014	11,924,820	11,923,422	11,924,773
Fin Fut Us 30Yr Cbt 03/20/14	6.00%	3/21/2014	(944,986)	(1,238,664)	(1,212,535)
Fin Fut Us Ultra 30Yr Cbt 03/20/14	6.00%	3/21/2014	(134,998)	(184,168)	(183,935)
Federal Natl Mtg Assn Pass Thru 30Yr #Ar7295	3.00%	8/1/2043	888,384	864,925	846,031
Federal Natl Mtg Assn Pass Thru 30Yr #Au3811	3.00%	8/1/2043	440,110	428,488	419,137
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	4,375,931	4,260,379	4,167,497
Federal Natl Mtg Assn P-T DUS #AM1964	2.18%	12/1/2022	944,986	877,803	876,066
Federal Natl Mtg Assn TBA 4.0% FEB 30YR	4.00%	2/13/2044	18,899,715	19,466,285	19,401,739
Federal Natl Mtg Assn TBA 4.0% JAN 30YR	4.00%	1/13/2044	21,599,674	22,355,663	22,240,915
General Electric Co Sr Unsec	2.70%	10/9/2022	2,699,960	2,761,977	2,532,024
Goldman Sachs Group Inc Glbl Sr Nt	7.50%	2/15/2019	2,204,967	2,781,169	2,688,514
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	1,934,971	2,275,023	2,153,915
Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	1,439,978	1,834,259	1,713,868
Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	1,484,977	1,829,011	1,760,870
*State Street Bank & Trust Co 2236	0.00%	12/1/2015	237,364	237,364	237,364
US Agency Repo	0.05%	1/2/2014	899,987	899,987	899,987
US Treasury Bills	0.00%	1/9/2014	179,997	179,993	179,997
US Treasury Bills	0.00%	2/6/2014	11,249,830	11,248,505	11,249,729
US Treasury Bills	0.00%	1/2/2014	13,274,800	13,274,594	13,274,800
US Treasury Bills	0.00%	1/16/2014	3,509,947	3,509,920	3,509,937
US Treasury Bills	0.00%	1/23/2014	16,199,756	16,198,542	16,199,642
US Treasury Bills	0.00%	1/30/2014	270,446	270,432	270,443

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
US Treasury Bills	0.00%	1/30/2014	18,606,769	$18,605,829	$18,606,583
US Treasury Note	0.25%	1/31/2014	944,986	945,761	945,189
US Treasury Note	1.50%	8/31/2018	15,659,764	15,580,228	15,581,465
US Treasury Repo	0.03%	1/2/2014	2,429,963	2,429,963	2,429,963
US Treasury Repo	0.01%	1/2/2014	3,824,942	3,824,942	3,824,942
US Treasury Repo	0.01%	1/2/2014	1,349,980	1,349,980	1,349,980
US Treasury Repo	0.01%	1/2/2014	22,004,668	22,004,668	22,004,668
Receivable For Securities Sold				1,396,470	1,396,470
Payable For Securities Purchased				(42,019,503)	(42,019,502)
Interest And Dividends Receivable				584,354	584,354
Wrapper				—	(201,703)

Fair value of contract				184,952,656	183,142,710

ING Life & Annuity Company Contact No. 60266	2.53%
1-3 Year Credit Bond Index Fund			1,410,924	14,302,504	16,054,252
1-3 Year Government Bond Index			285,214	31,797,272	31,998,410
Asset-Backed Securities Index			1,195,268	28,894,183	38,463,701
Commercial Mortgage-Backed Sec			207,426	3,418,029	5,353,104
Intermediate Government Bond I			376,283	14,035,972	14,863,285
Intermediate Term Credit Bond			1,195,012	48,134,499	57,783,774
Mortgage-Backed Securities Ind			1,072,001	37,069,817	48,763,571
Wrapper				—	419,401

Fair value of contract				177,652,276	213,699,498

Natixis Financial Products Contract No. WR1937-02	1.39%
Bear Stearns Commercial Mortgage Securities 2004-PWR4	5.47%	6/11/2014	3,792,711	2,360,607	2,231,773
CNH 2012-B A3	0.86%	7/15/2015	2,994,246	2,994,142	3,003,990
DESF 2001-1 A6	6.62%	3/2/2015	2,994,246	2,512,132	2,459,497
FHR 3465 HA	4.00%	9/15/2015	11,013,834	1,201,999	1,195,112
FHR 3625 AJ	4.00%	4/15/2015	4,023,268	392,244	387,734
FHR 3705 DC	3.50%	11/15/2016	4,990,410	886,834	890,322
FHR 3706 EB	2.00%	3/15/2016	6,238,012	993,340	989,311
FHR 3856 EA	3.00%	5/15/2018	3,473,325	1,184,676	1,175,215
FNR 2006-14 PC	6.00%	2/25/2014	5,389,642	228,611	222,942
FNR 2010-104 BA	3.50%	9/26/2016	4,291,752	809,131	815,756
FNR 2010-69 EG	3.00%	9/25/2015	5,988,492	433,560	433,322
GNR 2010-139 PH	3.00%	4/20/2017	3,493,287	1,849,495	1,818,241
GNR 2011-82 UE	2.00%	8/20/2015	4,491,369	1,396,578	1,391,476
US Treasury	0.38%	11/17/2014	526,987	525,011	528,243
US Treasury	0.38%	11/17/2014	2,385,416	2,376,470	2,391,099
US Treasury	0.38%	11/17/2014	9,464,811	9,429,318	9,487,362
US Treasury	0.38%	11/17/2014	249,520	248,585	250,115
US Treasury	0.38%	11/17/2014	149,712	149,151	150,069
US Treasury	0.38%	11/17/2014	179,655	178,981	180,083
Harot 2012-2 A3	0.70%	5/15/2015	1,996,164	1,995,817	2,000,785
Hart 2012-B A3	0.62%	4/15/2015	1,497,123	1,483,096	1,485,789
JNJ 1.2 05/15/14	1.20%	5/15/2014	3,992,328	4,045,585	4,010,386

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
LBUBS 2005-C3 A5	4.74%	5/15/2015	2,903,820	$2,856,540	$2,735,207
Narot 2012-B A3	0.46%	10/15/2015	1,497,123	1,497,104	1,497,868
TIAAS 2007-C4 A3	5.62%	5/15/2015	3,493,287	1,893,961	1,818,265
Wrapper				—	29,360

Fair value of contract				43,922,968	43,579,322

Prudential GA-62194	2.35%
Abb Fin Usa Inc	2.88%	5/8/2022	39,923	39,256	37,894
Abbey Natl Tsy Svcs Plc	2.88%	4/25/2014	44,914	44,810	45,450
Abbvie Inc	2.90%	11/6/2022	184,645	183,529	173,398
Ace Ina Hldgs Inc	2.70%	3/13/2023	264,492	263,595	244,502
Aetna Inc	6.50%	9/15/2018	384,262	450,463	459,990
Agrium Inc	3.50%	6/1/2023	159,693	159,532	149,226
Allied World Assurn Co Hldgs Ltd	7.50%	8/1/2016	374,281	418,727	441,370
Allstate Corp	3.15%	6/15/2023	144,722	144,437	137,449
Altria Grp Inc	9.70%	11/10/2018	228,561	297,037	303,559
Altria Grp Inc	4.00%	1/31/2024	264,492	262,847	260,311
Amazoncom Inc	1.20%	11/29/2017	199,616	198,644	195,656
America Movil Sab De Cv	5.00%	3/30/2020	399,233	407,840	437,440
American Elec Pwr Co Inc	1.65%	12/15/2017	149,712	149,539	146,800
American Express Co	2.65%	12/2/2022	392,246	386,874	364,714
American Intl Grp Inc	6.40%	12/15/2020	174,664	186,466	206,926
American Intl Grp Inc	3.80%	3/22/2017	189,636	189,251	204,493
Amgen Inc	5.85%	6/1/2017	44,914	51,370	51,178
Amgen Inc	3.45%	10/1/2020	149,712	151,856	153,200
Amgen Inc	2.30%	6/15/2016	514,012	504,356	530,486
Anadarko Petroleum Corp	6.38%	9/15/2017	99,808	110,124	116,460
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	778,504	854,634	912,750
Anheuser Busch Inbev Worldwide Inc	5.00%	4/15/2020	94,818	114,444	108,307
Apple Inc	2.40%	5/3/2023	424,185	423,939	383,072
AT&T Inc	5.50%	2/1/2018	479,079	527,485	550,269
Axis Specialty Fin Llc	5.88%	6/1/2020	194,626	196,113	214,459
BACCT_07-A1	5.17%	6/15/2019	1,023,034	1,170,015	1,146,973
BACM_06-3	5.89%	7/10/2044	992,516	1,104,485	1,084,587
BACM_07-1	5.45%	1/15/2049	998,082	1,098,397	1,084,786
Baltimore Gas & Elec Co	3.35%	7/1/2023	84,837	84,800	82,984
Bank Of Amer Corp	6.00%	9/1/2017	848,370	910,888	985,629
Bank Of Amer Corp	3.30%	1/11/2023	658,734	652,568	633,604
Bank Of Nova Scotia	2.90%	3/29/2016	299,425	298,928	313,904
Barclays Bk Plc	5.00%	9/22/2016	324,377	345,601	361,581
Barrick Pd Au Fin Pty	4.95%	1/15/2020	99,808	111,416	103,352
Baxter Intl Inc	3.20%	6/15/2023	139,731	139,291	133,691
Berkshire Hathaway Fin Corp	5.40%	5/15/2018	623,801	696,015	721,818
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	109,789	141,282	133,409
Boeing Co	3.50%	2/15/2015	623,801	654,286	652,620
BP Cap Markets Plc	4.75%	3/10/2019	134,741	158,565	152,161
BP Cap Markets Plc	3.13%	10/1/2015	224,568	227,234	236,372
BP Cap Markets Plc	3.56%	11/1/2021	109,789	109,789	111,298

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
BP Cap Markets Plc	3.25%	5/6/2022	334,357	$334,469	$325,738
Brazil Rep Of	6.00%	1/17/2017	474,089	531,454	538,249
Brazil Rep Of	4.25%	1/7/2025	199,616	198,660	191,549
British Telecom Plc	5.95%	1/15/2018	269,482	301,853	315,538
Bear Stearns Commercial Mortgage Securities _05-T20	5.14%	10/12/2042	299,425	321,788	318,859
Bear Stearns Commercial Mortgage Securities _06-T22	5.58%	4/12/2038	89,827	97,421	97,747
Buckeye Partners Lp	2.65%	11/15/2018	59,885	59,779	59,212
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	209,597	234,665	242,506
CA St	6.20%	3/1/2019	538,964	562,465	636,466
Canadian Natl Railway Co	5.55%	3/1/2019	299,425	333,742	349,132
Capital One Finl Corp	2.15%	3/23/2015	653,744	670,748	668,410
Cardinal Hlth Inc	4.63%	12/15/2020	124,760	143,966	134,919
Cash			951,015	951,015	951,015
Caterpillar Inc	3.90%	5/27/2021	394,242	400,876	410,952
Catholic Hlth Initiatives	1.60%	11/1/2017	34,933	34,923	33,952
Catholic Hlth Initiatives	4.20%	8/1/2023	109,789	109,534	108,434
CBS CORP	4.30%	2/15/2021	49,904	51,595	51,614
CD_07-CD4	5.32%	12/11/2049	485,068	542,973	533,353
CF Inds Inc	6.88%	5/1/2018	64,875	77,728	75,987
CF Inds Inc	3.45%	6/1/2023	124,760	124,644	114,293
Chevron Corp	2.36%	12/5/2022	334,357	334,357	304,696
Chile Rep Of	3.25%	9/14/2021	254,511	252,299	251,243
Cigna Corp	5.38%	3/15/2017	299,425	327,897	336,546
Cigna Corp	4.38%	12/15/2020	184,645	200,392	196,813
Cisco Systems Inc	4.95%	2/15/2019	114,779	136,556	131,254
Cisco Systems Inc	4.45%	1/15/2020	504,031	585,180	560,073
Coca Cola Co	3.15%	11/15/2020	124,760	130,717	127,066
Comcast Corp	6.50%	1/15/2015	823,418	933,886	897,767
Comcast Corp	5.88%	2/15/2018	349,329	396,652	408,431
COMM_12-CR3	2.82%	10/15/2045	139,731	136,560	131,673
COMM_13-CR8	3.33%	6/10/2046	229,559	222,600	221,247
Conocophillips Co	2.40%	12/15/2022	254,511	254,261	232,032
Continental Airlines Inc	4.15%	4/11/2024	126,558	129,405	128,357
Continental Airlines Inc	4.00%	10/29/2024	104,799	104,799	104,997
Continental Resources Inc	4.50%	4/15/2023	159,693	161,490	163,406
Coventry Hlth Care Inc	5.95%	3/15/2017	74,856	87,073	85,943
Coventry Hlth Care Inc	5.45%	6/15/2021	169,674	169,335	189,194
Covidien Intl Fin Sa	2.95%	6/15/2023	49,904	49,791	46,230
Credit Suisse Ny	4.38%	8/5/2020	389,252	376,177	422,988
CRH Amer Inc	6.00%	9/30/2016	284,453	321,585	322,083
CSMC_06-C1	5.46%	2/15/2039	179,655	193,887	192,787
CSX Corp	5.60%	5/1/2017	84,837	96,332	96,035
CSX Corp	7.38%	2/1/2019	399,233	485,568	496,622

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Cummins Inc	3.65%	10/1/2023	114,779	$114,093	$114,366
CVS Caremark Corp	5.75%	6/1/2017	328,369	371,401	373,980
CVS Caremark Corp	4.00%	12/5/2023	294,434	293,139	294,662
Deere & Co	2.60%	6/8/2022	229,559	229,494	215,034
Delhaize Grp Sa	6.50%	6/15/2017	224,568	254,042	252,860
Devon Energy Corp	2.25%	12/15/2018	154,703	154,435	153,198
Directv Hldgs Llc	4.75%	10/1/2014	324,377	347,479	337,879
Directv Hldgs Llc	5.20%	3/15/2020	84,837	94,845	93,684
Directv Hldgs Llc Directv Fin Co I	5.88%	10/1/2019	14,971	17,670	17,179
Directv Hldgs Llc Directv Fin Co I	3.50%	3/1/2016	99,808	99,620	105,932
Directv Hldgs Llc Directv Fin Co I	3.80%	3/15/2022	109,789	109,739	106,696
Discover Finl Svcs	3.85%	11/21/2022	523,993	522,413	499,076
Discovery Comm Llc	5.63%	8/15/2019	64,875	78,620	74,223
Dominion Gas Hldgs Llc	3.55%	11/1/2023	64,875	64,799	62,931
Dominion Resources Inc	5.20%	8/15/2019	199,616	235,835	227,542
Dow Chemical Co	8.55%	5/15/2019	139,731	186,753	181,947
Dow Chemical Co	4.25%	11/15/2020	84,837	92,391	90,824
Dow Chemical Co	3.00%	11/15/2022	199,616	196,155	186,935
Duke Energy In Inc	3.75%	7/15/2020	99,808	107,886	105,189
Dupont Ei De Nemours & Co	4.63%	1/15/2020	189,636	225,346	211,053
Dupont Ei De Nemours & Co	2.80%	2/15/2023	129,751	129,705	120,204
Ebay Inc	1.35%	7/15/2017	64,875	64,838	64,910
Ecolab Inc	4.35%	12/8/2021	184,645	184,527	191,978
El Paso Pipeline Partners Oper Co	6.50%	4/1/2020	79,847	96,930	92,995
Emc Corp	1.88%	6/1/2018	244,530	244,391	242,134
Entergy Corp	5.13%	9/15/2020	194,626	200,437	208,484
Enterprise Products Operating Llc	6.50%	1/31/2019	84,837	104,226	101,831
Enterprise Products Operating Llc	3.70%	6/1/2015	174,664	180,287	182,386
Enterprise Products Operating Llc	1.25%	8/13/2015	64,875	64,837	65,617
Enterprise Products Operating Llc	3.35%	3/15/2023	419,194	418,809	402,333
Eog Resources Inc	4.10%	2/1/2021	119,770	127,461	127,157
Export Import Bk Of Korea	4.38%	9/15/2021	259,501	274,708	274,020
Fgold 15Yr	4.00%	6/1/2026	577,735	603,733	613,925
Fgold 15Yr	4.00%	7/1/2026	324,012	341,731	344,308
Fgold 15Yr	2.50%	11/1/2027	449,558	469,788	447,177
Fgold 15Yr	2.50%	8/1/2028	488,817	486,831	486,193
Fgold 15Yr Giant	3.50%	9/1/2026	178,150	185,805	186,831
Fgold 15Yr Tba(Reg B)	3.50%	1/16/2014	499,041	523,291	520,978
Fgold 30Yr	3.00%	12/1/2042	806,983	785,484	767,910
Fgold 30Yr	3.00%	10/1/2042	489,326	476,328	465,634
Fgold 30Yr	3.00%	1/1/2043	1,486,956	1,446,274	1,414,960
Fgold 30Yr	4.50%	11/1/2040	223,482	235,599	238,259
Fgold 30Yr	5.00%	8/1/2041	2,049,870	2,220,265	2,221,905
Fgold 30Yr	5.00%	7/1/2041	478,161	517,684	518,291

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Fgold 30Yr Giant	5.50%	1/1/2035	175,001	$190,402	$192,980
Fgold 30Yr Giant	6.00%	9/1/2037	710,728	772,473	793,423
Fgold 30Yr Giant	4.50%	6/1/2039	327,782	350,931	349,076
Fgold 30Yr Giant	4.00%	11/1/2039	555,033	562,664	575,322
Fgold 30Yr Giant	4.50%	12/1/2039	445,866	468,821	474,831
Fgold 30Yr Giant	5.50%	1/1/2040	327,276	355,145	360,250
Fgold 30Yr Giant	4.00%	12/1/2040	538,142	536,691	555,817
Fgold 30Yr Giant	4.00%	2/1/2041	866,030	863,696	894,475
Fgold 30Yr Giant	4.50%	4/1/2041	1,382,877	1,430,845	1,474,928
Fgold 30Yr Giant	3.00%	6/1/2042	478,892	491,351	455,705
Fgold 30Yr Giant	3.50%	9/1/2042	913,559	985,216	910,519
Fgold 30Yr Giant	5.50%	6/1/2038	1,180,032	1,247,516	1,298,927
Fgold 30Yr Giant	4.50%	10/1/2039	1,025,172	1,062,375	1,091,773
Fgold 30Yr Giant	4.50%	11/1/2039	206,965	218,736	220,410
Fgold 30Yr Tba(Reg A)	3.50%	1/13/2014	499,041	497,403	495,958
Fgold 30Yr Tba(Reg A)	4.00%	1/13/2014	998,082	1,026,075	1,027,484
Federal Home Loan Mortgage Corp	0.63%	11/1/2016	159,693	159,620	159,222
Federal Home Loan Mortgage Corp	2.00%	8/25/2016	349,329	348,029	363,690
Federal Home Loan Mortgage Corp	2.38%	1/13/2022	663,724	647,350	641,854
Federal Home Loan Mortgage Corp	1.25%	8/1/2019	64,875	64,598	62,093
Federal Home Loan Mortgage Corp	1.00%	9/29/2017	514,012	513,755	509,305
Federal Home Loan Mortgage Corp	0.75%	1/12/2018	1,921,308	1,910,318	1,876,710
Federal Home Loan Mortgage Corp	0.88%	3/7/2018	603,840	601,803	588,236
Federal Home Loan Mortgage Corp	1.38%	5/1/2020	274,473	272,908	257,951
Federal Home Loan Mortgage Corp	0.88%	10/14/2016	613,820	613,728	617,092
Federal Home Loan Mortgage Corp Gold 30YR	2.50%	1/1/2043	363,598	355,247	328,224
Federal Home Loan Mortgage Corp Gold 30YR	3.00%	2/1/2043	934,223	965,315	889,425
Federal Home Loan Mortgage Corp Gold 30YR	3.50%	9/1/2043	1,480,897	1,483,442	1,475,900
Fiserv Inc	3.13%	6/15/2016	124,760	124,685	130,361
FN 5/1 12M LIBOR ARM	2.73%	2/1/2041	790,295	801,532	828,168
Federal Natl Mtg Assn	2.38%	4/11/2016	913,245	962,177	956,112
Federal Natl Mtg Assn	0.88%	10/26/2017	414,204	414,183	407,813
Federal Natl Mtg Assn	0.88%	5/21/2018	269,482	266,690	260,935
Federal Natl Mtg Assn	0.63%	8/26/2016	618,811	616,824	619,129
Federal Natl Mtg Assn	1.88%	9/18/2018	793,475	792,102	802,955
Federal Natl Mtg Assn	1.63%	11/27/2018	149,712	149,139	148,693
Federal Natl Mtg Assn	1.63%	10/26/2015	1,881,384	1,838,320	1,929,198
Federal Natl Mtg Assn 15YR	3.50%	9/1/2026	404,942	430,631	425,951
Federal Natl Mtg Assn 15YR	3.00%	5/1/2027	1,227,842	1,288,850	1,258,190
Federal Natl Mtg Assn 15YR	3.50%	3/1/2026	123,198	123,853	129,590
Federal Natl Mtg Assn 15YR	3.50%	2/1/2026	272,145	273,591	286,264
Federal Natl Mtg Assn 15YR	3.50%	10/1/2025	157,967	158,806	166,019

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Federal Natl Mtg Assn 15YR TBA(REG B)	3.00%	1/16/2014	5,239,930	$5,415,569	$5,353,735
Federal Natl Mtg Assn 15YR TBA(REG B)	3.50%	1/16/2014	3,493,287	3,673,799	3,658,308
Federal Natl Mtg Assn 15YR TBA(REG B)	2.50%	1/16/2014	499,041	498,573	494,570
Federal Natl Mtg Assn 15YR TBA(REG B)	4.50%	1/16/2014	998,082	1,063,425	1,064,205
Federal Natl Mtg Assn 20YR	4.50%	6/1/2031	566,809	593,201	609,578
Federal Natl Mtg Assn 30YR	5.50%	5/1/2037	336,130	365,541	372,210
Federal Natl Mtg Assn 30YR	6.00%	9/1/2038	419,210	454,686	470,206
Federal Natl Mtg Assn 30YR	5.50%	6/1/2033	349,662	377,471	387,674
Federal Natl Mtg Assn 30YR	5.50%	10/1/2033	442,741	477,953	490,873
Federal Natl Mtg Assn 30YR	4.00%	12/1/2040	788,455	781,063	816,899
Federal Natl Mtg Assn 30YR	4.50%	2/1/2041	2,008,974	2,053,862	2,145,916
Federal Natl Mtg Assn 30YR	4.00%	2/1/2041	359,806	356,433	372,785
Federal Natl Mtg Assn 30YR	5.00%	12/1/2034	786,516	844,276	860,431
Federal Natl Mtg Assn 30YR	4.50%	5/1/2039	237,258	254,505	253,425
Federal Natl Mtg Assn 30YR	5.50%	4/1/2034	356,260	387,224	394,989
Federal Natl Mtg Assn 30YR	5.00%	4/1/2034	1,741,614	1,843,390	1,906,768
Federal Natl Mtg Assn 30YR	5.50%	9/1/2034	349,892	375,314	387,767
Federal Natl Mtg Assn 30YR	5.00%	7/1/2035	523,289	558,856	572,466
Federal Natl Mtg Assn 30YR	5.50%	2/1/2035	624,661	674,146	692,570
Federal Natl Mtg Assn 30YR	6.50%	12/1/2037	311,069	349,223	349,693
Federal Natl Mtg Assn 30YR	6.00%	5/1/2038	1,418,547	1,544,102	1,590,023
Federal Natl Mtg Assn 30YR	6.50%	1/1/2037	616,091	695,220	692,963
Federal Natl Mtg Assn 30YR	5.50%	3/1/2038	444,125	481,737	491,690
Federal Natl Mtg Assn 30YR	4.00%	3/1/2039	182,111	184,110	189,142
Federal Natl Mtg Assn 30YR	4.50%	2/1/2041	1,495,997	1,538,539	1,597,971
Federal Natl Mtg Assn 30YR	4.50%	3/1/2041	636,213	652,516	679,580
Federal Natl Mtg Assn 30YR	3.50%	5/1/2042	1,004,426	1,004,583	1,003,778
Federal Natl Mtg Assn 30YR	4.50%	9/1/2039	377,901	391,541	403,566
Federal Natl Mtg Assn 30YR	4.00%	7/1/2040	238,516	239,634	247,724
Federal Natl Mtg Assn 30YR	3.50%	6/1/2039	311,631	288,697	311,971
Federal Natl Mtg Assn 30YR	4.00%	10/1/2040	188,576	183,994	195,379
Federal Natl Mtg Assn 30YR TBA(REG A)	4.00%	1/13/2014	3,493,287	3,658,711	3,606,564
Federal Natl Mtg Assn 30YR TBA(REG A)	3.50%	1/13/2014	(499,041)	(492,705)	(497,050)
Federal Natl Mtg Assn 30YR TBA(REG A)	3.00%	1/13/2014	1,497,123	1,420,610	1,425,401
Federal Natl Mtg Assn 30YR TBA(REG A)	4.50%	1/13/2014	998,082	1,065,141	1,060,088
Federal Natl Mtg Assn 15YR	2.50%	4/1/2028	699,988	696,461	695,659
Federal Natl Mtg Assn 15YR	2.50%	8/1/2028	486,774	484,264	483,764
Federal Natl Mtg Assn 15YR	2.50%	8/1/2028	36,207	36,024	35,983
Federal Natl Mtg Assn 15YR	3.00%	11/1/2028	499,041	517,599	511,295
Federal Natl Mtg Assn 15YR	2.50%	9/1/2027	1,925,418	1,924,816	1,915,485

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Federal Natl Mtg Assn 30YR	3.50%	8/1/2042	910,763	$982,201	$910,176
Federal Natl Mtg Assn 30YR	3.00%	12/1/2042	487,889	491,776	465,694
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	962,640	993,624	918,847
Federal Natl Mtg Assn 30YR	3.50%	3/1/2043	969,361	1,037,822	968,569
Federal Natl Mtg Assn 30YR	4.00%	10/1/2043	499,042	523,682	516,911
Federal Natl Mtg Assn 30YR	3.50%	9/1/2042	877,418	934,451	876,853
Federal Natl Mtg Assn 30YR	3.50%	6/1/2042	1,936,546	1,944,110	1,935,297
Federal Natl Mtg Assn 30YR	3.00%	10/1/2042	470,723	483,962	449,309
Federal Natl Mtg Assn 30YR	3.50%	11/1/2042	1,339,051	1,434,039	1,338,187
Federal Natl Mtg Assn 30YR	3.00%	12/1/2042	1,404,162	1,411,073	1,340,284
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	235,116	244,631	224,420
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	709,141	737,839	676,880
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	983,090	945,149	938,367
Federal Natl Mtg Assn 30YR	3.00%	3/1/2043	1,018,299	1,054,576	971,818
Ford Motor Cr Co Llc	5.00%	5/15/2018	259,501	283,344	290,719
Ford Motor Cr Co Llc	3.88%	1/15/2015	274,473	285,795	288,120
Freeport Mcmoran Copper & Gold Inc	3.88%	3/15/2023	179,655	179,551	171,939
GCCFC_05-GG3	4.86%	8/10/2042	209,597	216,327	217,511
GCCFC_05-GG5	5.22%	4/10/2037	998,082	1,063,230	1,056,900
GCCFC_07-GG9	5.38%	3/10/2039	770,072	788,569	790,893
General Dynamics Corp	2.25%	11/15/2022	229,559	227,233	206,774
General Elec Cap Corp	5.63%	5/1/2018	499,041	541,434	577,761
General Elec Cap Corp	4.65%	10/17/2021	99,808	99,702	109,690
General Elec Cap Corp	3.10%	1/9/2023	693,667	670,431	668,396
General Elec Cap Corp	1.50%	7/12/2016	14,971	14,966	15,235
General Mills Inc	5.70%	2/15/2017	324,377	363,441	370,725
Georgia Pwr Co	2.85%	5/15/2022	174,664	174,362	165,472
Gilead Sciences Inc	2.40%	12/1/2014	74,856	74,763	76,239
Glaxosmithkline Cap Inc	2.80%	3/18/2023	34,933	34,581	32,633
Glaxosmithkline Cap Plc	1.50%	5/8/2017	344,338	343,102	345,252
Govt Natl Mtg Assn 30YR	4.50%	11/15/2039	570,887	627,441	612,727
Govt Natl Mtg Assn 30YR	4.50%	4/15/2040	987,004	1,078,765	1,059,404
Govt Natl Mtg Assn 30YR	5.00%	5/15/2035	232,530	257,999	254,630
Govt Natl Mtg Assn 30YR	5.50%	4/15/2038	343,688	375,533	379,241
Govt Natl Mtg Assn 30YR	5.50%	6/15/2038	587,593	642,037	648,378
Govt Natl Mtg Assn 30YR PLATINUM	5.00%	7/15/2039	497,395	550,632	542,310
Govt Natl Mtg Assn 30YR TBA(REG C)	4.00%	1/21/2014	499,041	521,420	520,034
Govt Natl Mtg Assn 30YR	3.00%	11/15/2042	993,972	957,941	965,253
Govt Natl Mtg Assn 30YR	3.50%	5/15/2043	485,909	527,211	492,295
Govt Natl Mtg Assn 30YR	3.00%	3/15/2043	499,041	489,762	484,534
Govt Natl Mtg Assn2 15YR	3.00%	3/20/2027	369,146	390,877	381,164
Govt Natl Mtg Assn2 30YR	4.00%	4/20/2042	363,750	396,943	381,032
Govt Natl Mtg Assn2 30YR	3.00%	8/20/2042	486,657	478,673	472,896
Govt Natl Mtg Assn2 30YR	3.50%	8/20/2042	1,749,209	1,898,299	1,774,302
Govt Natl Mtg Assn2 30YR	3.00%	9/20/2042	966,693	950,456	939,358

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Govt Natl Mtg Assn2 30YR	3.50%	9/20/2042	1,318,607	$1,436,153	$1,337,523
Govt Natl Mtg Assn2 30YR	3.50%	10/20/2042	1,329,838	1,438,578	1,348,915
Govt Natl Mtg Assn2 30YR	3.00%	12/20/2042	489,154	478,148	475,322
Govt Natl Mtg Assn2 30YR	3.50%	5/20/2043	482,440	518,472	489,385
Govt Natl Mtg Assn2 30YR	5.00%	8/20/2039	275,650	303,797	303,257
Govt Natl Mtg Assn2 30YR	4.50%	5/20/2040	1,096,187	1,203,066	1,182,002
Govt Natl Mtg Assn2 30YR	4.50%	7/20/2040	654,457	719,085	705,691
Govt Natl Mtg Assn2 30YR	4.00%	9/20/2040	708,565	771,451	742,761
Govt Natl Mtg Assn2 30YR	4.00%	10/20/2040	1,064,420	1,156,458	1,115,789
Govt Natl Mtg Assn2 30YR	4.50%	10/20/2040	357,102	395,714	385,058
Govt Natl Mtg Assn2 30YR	4.50%	12/20/2040	868,570	952,984	936,566
Govt Natl Mtg Assn2 30YR	4.00%	2/20/2041	221,395	233,342	232,023
Govt Natl Mtg Assn2 30YR	4.00%	1/20/2041	410,532	416,883	430,241
Govt Natl Mtg Assn2 30YR	5.00%	4/20/2041	888,035	966,344	973,753
Govt Natl Mtg Assn2 30YR	4.50%	8/20/2041	810,902	855,820	874,640
Govt Natl Mtg Assn2 30YR	4.50%	7/20/2041	278,528	296,469	300,421
Govt Natl Mtg Assn2 30YR TBA(REG C)	4.00%	1/21/2014	2,495,205	2,611,232	2,603,287
Goldman Sachs Grp Inc	5.38%	3/15/2020	9,981	9,810	11,258
Goldman Sachs Grp Inc	6.15%	4/1/2018	623,801	678,348	724,889
Goldman Sachs Grp Inc	5.75%	1/24/2022	74,856	74,755	86,142
Goldman Sachs Grp Inc	3.63%	1/22/2023	174,664	175,590	171,933
Goldman Sachs Grp Inc	3.63%	2/7/2016	963,149	961,271	1,024,771
GSMS_06-GG6	5.55%	4/10/2038	209,597	223,843	226,665
Halliburton Co	3.50%	8/1/2023	279,463	278,809	274,871
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	354,319	409,059	403,167
Home Depot Inc	3.75%	2/15/2024	419,194	417,019	422,085
HSBC Bk Usa Na	4.88%	8/24/2020	349,329	338,555	383,014
HSBC Fin Corp	6.68%	1/15/2021	114,779	118,631	135,419
HSBC Hldgs Plc	5.10%	4/5/2021	59,885	59,755	67,289
HSBC Hldgs Plc	4.88%	1/14/2022	264,492	264,251	291,400
IBM Corp	8.38%	11/1/2019	229,559	324,903	302,187
IBM Corp	3.38%	8/1/2023	189,636	189,029	187,429
Ingersoll Rand Gl Hldg Co Ltd	6.88%	8/15/2018	104,799	127,456	126,059
Ingersoll Rand Gl Hldg Co Ltd	4.25%	6/15/2023	139,731	139,473	136,741
Intel Corp	1.35%	12/15/2017	494,051	493,527	488,586
International Paper Co	7.95%	6/15/2018	174,664	208,923	212,781
Israel St Of	4.00%	6/30/2022	199,616	197,692	207,623
Johnson Controls Inc	1.75%	3/1/2014	89,827	89,798	90,549
J.P. Morgan Clearing Corp_05-CB12	4.95%	9/12/2037	124,760	128,386	131,715
J.P. Morgan Clearing Corp_05-LDP2	4.78%	7/15/2042	194,626	199,123	204,259
J.P. Morgan Clearing Corp_05-LDP4	5.00%	10/15/2042	543,955	560,521	578,374
J.P. Morgan Clearing Corp_13-C10	2.88%	12/15/2047	399,233	403,222	373,595
JPMorgan & Co Inc	3.38%	5/1/2023	84,837	84,381	79,545
JPMorgan Chase & Co	6.30%	4/23/2019	673,705	755,325	803,160
JPMorgan Chase & Co	4.65%	6/1/2014	399,233	428,261	407,770

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
JPMorgan Chase & Co	4.35%	8/15/2021	199,616	$194,634	$213,660
JPMorgan Chase & Co	3.20%	1/25/2023	284,453	284,431	273,614
Kellogg Co	1.75%	5/17/2017	124,760	124,084	124,879
Keycorp	5.10%	3/24/2021	69,866	69,801	77,317
Kinder Morgan Energy Partners Lp	6.00%	2/1/2017	89,827	102,302	102,932
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	154,703	195,802	187,896
Kinder Morgan Energy Partners Lp	3.45%	2/15/2023	159,693	159,051	150,411
Korea Dev Bk	3.88%	5/4/2017	204,607	203,684	216,917
Kraft Foods Grp Inc	5.38%	2/10/2020	182,649	217,571	209,910
Kroger Co	2.30%	1/15/2019	44,914	44,847	44,711
LBUBS_05-C7	5.26%	11/15/2040	364,300	380,921	391,535
LG&E & Ku Energy Llc	3.75%	11/15/2020	99,808	101,191	101,455
Lloyds Tsb Bk Plc	4.88%	1/21/2016	249,520	248,527	271,553
Lockheed Martin Corp	2.13%	9/15/2016	399,233	399,572	412,106
Lorillard Tobacco Co	3.75%	5/20/2023	154,703	154,652	141,497
Lyb Intl Fin Bv	4.00%	7/15/2023	74,856	73,867	75,259
Mcdonalds Corp	5.80%	10/15/2017	259,501	318,821	302,362
Mcdonalds Corp	1.88%	5/29/2019	109,789	108,741	107,305
Merck & Co Inc	3.88%	1/15/2021	504,031	514,081	540,623
Metlife Inc	6.75%	6/1/2016	274,473	318,001	313,628
Metlife Inc	4.37%	9/15/2023	194,626	195,599	199,069
Metlife Inc	3.05%	12/15/2022	154,703	155,555	144,482
Mexico United Mexican States	5.95%	3/19/2019	548,945	606,584	643,286
Mexico United Mexican States	4.00%	10/2/2023	195,624	194,730	195,602
Microsoft Corp	3.00%	10/1/2020	274,473	251,851	281,812
Microsoft Corp	2.50%	2/8/2016	344,338	343,488	360,752
MLCFC_06-1	5.52%	2/12/2039	439,156	475,343	477,091
MLCFC_06-2	5.89%	6/12/2046	79,847	85,586	88,231
Merrill Lynch Mortgage Trust _06-C1	5.68%	5/12/2039	998,082	1,104,713	1,088,820
Merrill Lynch Mortgage Trust _06-C1	5.68%	5/12/2039	269,482	287,728	291,759
Molson Coors Brewing Co	2.00%	5/1/2017	79,847	79,621	80,404
Morgan Stanley	3.75%	2/25/2023	234,549	234,330	231,310
Morgan Stanley	5.50%	7/28/2021	149,712	128,345	170,797
Morgan Stanley	5.63%	9/23/2019	648,753	656,532	747,363
Morgan Stanley	4.10%	5/22/2023	34,933	34,737	33,961
Morgan Stanley	4.88%	11/1/2022	19,962	20,579	20,596
MSC_06-HQ9	5.77%	7/12/2044	89,827	98,614	98,451
MSC_06-IQ11	5.67%	10/15/2042	869,462	950,158	936,479
MSC_06-IQ11	5.67%	10/15/2042	49,904	54,240	54,056
Mylan Inc	2.55%	3/28/2019	49,904	49,781	49,523
Nabors Inds Inc	6.15%	2/15/2018	234,549	266,676	269,019
Nbcuniversal Media Llc	5.15%	4/30/2020	199,616	234,398	224,862
Nbcuniversal Media Llc	2.88%	1/15/2023	109,789	109,588	103,095
News Amer Inc	6.90%	3/1/2019	474,089	556,557	579,638
Nisource Fin Corp	6.80%	1/15/2019	94,818	117,017	113,321

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Noble Energy Inc	8.25%	3/1/2019	139,731	$185,774	$177,521
Noble Energy Inc	4.15%	12/15/2021	139,731	139,639	143,936
Norfolk Southern Corp	5.75%	4/1/2018	204,607	239,883	236,053
Norfolk Southern Corp	5.90%	6/15/2019	379,271	438,196	439,593
Northrop Grumman Corp	5.05%	8/1/2019	274,473	287,653	309,149
Novartis Cap Corp	2.40%	9/21/2022	279,463	277,297	258,083
Novartis Secs Inv Ltd	5.13%	2/10/2019	284,453	339,087	327,816
Occidental Petroleum Corp	4.10%	2/1/2021	309,405	312,243	330,080
Oneok Partners Lp	8.63%	3/1/2019	274,473	341,128	352,129
Oneok Partners Lp	3.38%	10/1/2022	99,808	99,385	94,144
Oracle Corp	5.75%	4/15/2018	324,377	392,607	378,777
Oracle Corp	5.00%	7/8/2019	164,684	195,866	190,393
Oracle Corp	3.88%	7/15/2020	19,962	21,233	21,425
Oracle Corp	2.50%	10/15/2022	129,751	129,592	119,528
Pacific Gas & Elec Co	3.85%	11/15/2023	284,453	283,938	284,414
Pepsico Inc	5.00%	6/1/2018	618,811	680,210	696,713
Petrobras Global Fin Bv	4.38%	5/20/2023	369,290	364,962	330,838
Petroleos Mexicanos	3.50%	1/30/2023	114,779	114,476	106,852
Pfizer Inc	6.20%	3/15/2019	204,607	258,525	246,282
Philip Morris Intl Inc	4.50%	3/26/2020	184,645	211,823	201,855
Philip Morris Intl Inc	2.63%	3/6/2023	169,674	166,618	155,083
Pnc Fdg Corp	4.38%	8/11/2020	349,329	342,831	379,404
Precision Castparts Corp	2.50%	1/15/2023	119,770	119,081	109,890
Principal Finl Grp Inc	1.85%	11/15/2017	84,837	84,749	84,270
Procter & Gamble Co	4.70%	2/15/2019	214,588	253,218	243,491
Procter & Gamble Co	2.30%	2/6/2022	144,722	143,697	136,980
Progress Energy Inc	4.88%	12/1/2019	349,329	404,881	385,259
Quest Diagnostics Inc	5.45%	11/1/2015	299,425	325,864	325,452
Raytheon Co	3.13%	10/15/2020	99,808	102,106	100,580
Republic Svcs Inc	5.50%	9/15/2019	119,770	141,973	136,709
Reynolds Amern Inc	6.75%	6/15/2017	254,511	293,272	292,092
Rio Tinto Fin Ltd	3.50%	3/22/2022	9,981	9,928	9,890
Rio Tinto Fin Usa Ltd	3.50%	11/2/2020	214,588	209,005	220,319
Rio Tinto Fin Usa Plc	1.38%	6/17/2016	244,530	243,816	248,469
Rogers Comm Inc	6.80%	8/15/2018	149,712	176,207	182,278
Rogers Comm Inc	3.00%	3/15/2023	69,866	69,757	65,067
Royal Bk Of Scotland Grp Plc	6.40%	10/21/2019	174,664	173,667	203,444
Royal Bk Of Scotland Plc	6.13%	1/11/2021	174,664	173,185	202,748
Safeway Inc	3.95%	8/15/2020	114,779	111,665	116,450
Sanofi	2.63%	3/29/2016	204,607	206,247	214,134
Schlumberger Investment Sa	3.65%	12/1/2023	69,866	69,628	69,456
Shell Intl Fin Bv	4.30%	9/22/2019	229,559	259,519	254,338
Shell Intl Fin Bv	4.38%	3/25/2020	74,856	83,252	82,934
Simon Property Grp Lp	6.13%	5/30/2018	299,425	332,449	348,257
Southern Ca Edison Co	3.50%	10/1/2023	204,607	204,247	202,295

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Spectra Energy Partners Lp	4.75%	3/15/2024	224,568	$224,041	$231,770
St Jude Med Inc	3.25%	4/15/2023	239,540	238,399	225,130
Statoilhydro Asa	5.25%	4/15/2019	389,252	426,094	445,478
Svenska Handelsbanken Ab	2.50%	1/25/2019	249,520	249,313	253,125
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	289,444	288,871	262,363
Time Warner Cable Inc	5.85%	5/1/2017	99,808	114,492	109,834
Time Warner Cable Inc	8.75%	2/14/2019	134,741	183,259	165,211
Time Warner Cable Inc	5.00%	2/1/2020	29,942	34,708	31,026
Time Warner Inc	3.15%	7/15/2015	199,616	203,381	209,700
Time Warner Inc	4.75%	3/29/2021	284,453	284,624	306,786
Time Warner Inc	4.00%	1/15/2022	24,952	24,527	25,727
Total Cap Intl Sa	2.88%	2/17/2022	239,540	239,415	230,355
Total Cap Intl Sa	2.70%	1/25/2023	139,731	134,791	130,529
Toyota Motor Cr Corp	2.63%	1/10/2023	214,588	213,242	201,651
Transocean Inc	2.50%	10/15/2017	89,827	90,391	91,253
Travelers Cos Inc	5.80%	5/15/2018	279,463	306,943	323,999
US Treasury Bond	8.50%	2/15/2020	953,168	1,442,936	1,337,411
US Treasury Bond	8.00%	11/15/2021	588,868	839,689	824,091
US Treasury Note	2.00%	11/30/2020	3,962,385	3,931,673	3,864,103
US Treasury Note	0.63%	12/15/2016	548,945	548,945	546,875
US Treasury Note	0.25%	12/31/2015	1,821,499	1,816,946	1,816,677
US Treasury Note	1.50%	12/31/2018	6,407,686	6,351,239	6,335,960
US Treasury Note	2.38%	12/31/2020	1,791,557	1,791,557	1,784,677
US Treasury Note	4.63%	11/15/2016	943,187	1,103,869	1,052,602
US Treasury Note	4.50%	5/15/2017	1,107,871	1,238,998	1,242,788
US Treasury Note	3.50%	2/15/2018	923,226	1,022,669	1,014,482
US Treasury Note	3.13%	10/31/2016	2,150,867	2,267,628	2,306,553
US Treasury Note	2.38%	2/28/2015	7,874,866	8,317,257	8,135,601
US Treasury Note	2.13%	5/31/2015	2,340,502	2,456,425	2,407,136
US Treasury Note	1.88%	6/30/2015	3,947,414	4,053,043	4,043,221
US Treasury Note	1.88%	9/30/2017	1,946,260	2,014,254	2,005,304
US Treasury Note	1.38%	11/30/2015	7,166,228	7,363,466	7,313,457
US Treasury Note	1.75%	5/31/2016	2,105,953	2,175,279	2,170,232
US Treasury Note	1.50%	6/30/2016	1,092,900	1,126,984	1,118,133
US Treasury Note	1.00%	8/31/2016	1,656,816	1,691,566	1,677,978
US Treasury Note	0.88%	1/31/2017	1,382,343	1,380,573	1,388,702
US Treasury Note	2.00%	2/15/2022	828,408	797,481	792,404
US Treasury Note	0.38%	3/15/2015	578,888	580,131	580,733
US Treasury Note	0.63%	5/31/2017	7,236,094	7,229,223	7,145,660
US Treasury Note	0.88%	7/31/2019	1,272,554	1,244,717	1,202,949
US Treasury Note	0.63%	8/31/2017	2,076,010	2,038,298	2,041,494
US Treasury Note	0.63%	9/30/2017	2,959,313	2,955,840	2,902,541
US Treasury Note	0.63%	11/30/2017	4,601,158	4,504,000	4,488,657
US Treasury Note	0.38%	1/15/2016	1,277,545	1,279,541	1,279,258

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
US Treasury Note	0.88%	1/31/2018	5,509,412	$5,459,897	$5,424,566
US Treasury Note	0.25%	2/28/2015	3,383,498	3,383,873	3,388,486
US Treasury Note	0.25%	3/31/2015	3,503,268	3,500,732	3,507,421
US Treasury Note	1.00%	5/31/2018	1,826,490	1,808,507	1,788,141
US Treasury Note	1.38%	6/30/2018	543,955	541,957	539,853
US Treasury Note	1.38%	7/31/2018	2,165,838	2,144,337	2,158,842
US Treasury Note	0.38%	8/31/2015	6,697,130	6,691,212	6,715,863
US Treasury Note	2.13%	8/31/2020	7,824,962	7,825,739	7,781,207
US Treasury Note	2.75%	11/15/2023	1,077,928	1,057,281	1,058,434
TVA	3.88%	2/15/2021	249,520	247,594	267,129
Tyco Electronics Grp Sa	6.55%	10/1/2017	94,818	115,133	110,062
Tyco Intl Fin Sa	8.50%	1/15/2019	119,770	155,780	151,608
Unilever Cap Corp	4.25%	2/10/2021	234,549	233,754	255,437
Union Pacific Corp	4.00%	2/1/2021	104,799	110,490	111,101
United Parcel Svc Inc	5.13%	4/1/2019	399,233	467,334	459,202
United Parcel Svc Inc	3.13%	1/15/2021	334,357	345,144	339,577
Unitedhealth Grp Inc	6.00%	2/15/2018	19,962	22,913	23,514
Unitedhealth Grp Inc	4.70%	2/15/2021	119,770	130,498	132,802
Unitedhealth Grp Inc	1.40%	10/15/2017	109,789	109,657	108,727
Unitedhealth Grp Inc	2.88%	3/15/2023	169,674	168,983	159,319
Verizon Communications Inc	4.60%	4/1/2021	219,578	217,701	234,467
Verizon Communications Inc	5.15%	9/15/2023	973,130	971,687	1,059,181
Viacom Inc	5.63%	9/15/2019	144,722	171,835	166,992
Viacom Inc	3.13%	6/15/2022	99,808	98,364	92,341
Viacom Inc	3.25%	3/15/2023	164,684	163,280	154,109
Wal Mart Stores Inc	5.38%	4/5/2017	109,789	129,507	124,865
Wal Mart Stores Inc	5.80%	2/15/2018	514,012	608,540	605,250
Wal Mart Stores Inc	3.63%	7/8/2020	154,703	173,832	164,800
Walt Disney Co	2.75%	8/16/2021	144,722	142,888	141,022
Walt Disney Co	1.10%	12/1/2017	94,818	94,144	93,518
Waste Mgmt Inc	4.60%	3/1/2021	74,856	80,354	80,904
Waste Mgmt Inc	4.75%	6/30/2020	89,827	101,784	97,691
Watson Pharmaceuticals Inc	6.13%	8/15/2019	154,703	187,153	181,919
Watson Pharmaceuticals Inc	3.25%	10/1/2022	189,636	188,052	178,417
Wachovia Bank Comm Mtg Trust_05-C17	5.22%	3/15/2042	109,789	115,287	114,919
Wachovia Bank Comm Mtg Trust_05-C20	5.18%	7/15/2042	49,904	50,902	53,174
Wachovia Bank Comm Mtg Trust_05-C22	5.29%	12/15/2044	1,177,737	1,261,887	1,258,893
Wachovia Bank Comm Mtg Trust_06-C25	5.72%	5/15/2043	229,559	264,584	252,087
Wachovia Bank Comm Mtg Trust_06-C27	5.77%	7/15/2045	117,925	128,243	127,216
Wachovia Bank Comm Mtg Trust_06-C28	5.57%	10/15/2048	159,693	180,852	175,509

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Weatherford Intl Ltd	9.63%	3/1/2019	199,616	$261,336	$262,884
Weatherford Intl Ltd	5.13%	9/15/2020	94,818	103,679	103,290
Wellpoint Inc	3.13%	5/15/2022	19,962	19,859	18,801
Wellpoint Inc	3.30%	1/15/2023	69,866	69,630	66,263
Wells Fargo & Co	5.63%	12/11/2017	698,657	775,247	802,981
Wells Fargo & Co	4.13%	8/15/2023	14,971	14,920	14,993
Wyeth Llc	5.45%	4/1/2017	593,859	672,351	675,021
Xerox Corp	2.95%	3/15/2017	109,789	109,652	113,662
XTO ENERGY INC	5.50%	6/15/2018	124,760	150,573	143,762
Zoetis Inc	3.25%	2/1/2023	144,722	144,569	137,372
Wrapper				—	(118,488)

Fair value of contract				298,456,891	297,260,428

Royal Bank of Canada Contract No. Citigroup01	4.12%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	2,197,835	2,231,719	2,196,102
AIG Inc	8.25%	8/15/2018	1,699,075	2,205,213	2,129,561
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	2,247,164	2,242,557	2,072,889
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	2,466,399	2,295,268	2,283,017
American Express Glbl Sr Nt	7.00%	3/19/2018	2,192,355	2,758,333	2,621,964
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,082,737	2,753,428	2,603,430
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	2,630,826	3,371,114	3,266,817
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	2,740,444	3,413,935	3,284,293
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	2,576,017	2,730,449	2,680,608
Cash Collateral Fut Rdr Usd	0.08%	12/31/2060	125,512	125,512	125,512
Cme Acal Euro$Call 12/14 @ 99.75	0.00%	12/15/2014	9,865,597	757	493
Cme Aput Euro$Put 12/14 @ 99	0.00%	12/15/2014	(9,865,597)	(970)	(987)
Fed Home Ln Bk Disc Nt	0.00%	1/2/2014	2,685,634	2,685,209	2,685,634
Fed Home Ln Bk Disc Nt	0.00%	1/22/2014	27,020,773	27,016,753	27,020,611
Fed Home Ln Bk Disc Nt Unsec	0.00%	1/15/2014	14,524,351	14,522,648	14,524,292
Fin Fut Us 30Yr Cbt 03/20/14	6.00%	3/21/2014	(1,150,986)	(1,508,684)	(1,476,859)
Fin Fut Us Ultra 30Yr Cbt 03/20/14	6.00%	3/21/2014	(164,427)	(224,315)	(224,031)
Federal Natl Mtg Assn Pass Thru 30Yr #Ar7295	3.00%	8/1/2043	1,082,046	1,053,473	1,030,459
Federal Natl Mtg Assn Pass Thru 30Yr #Au3811	3.00%	8/1/2043	536,050	521,896	510,506
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	5,329,854	5,189,113	5,075,983
Federal Natl Mtg Assn P-T DUS #AM1964	2.18%	12/1/2022	1,150,986	1,069,159	1,067,043
Federal Natl Mtg Assn TBA 4.0% FEB 30YR	4.00%	2/13/2044	23,019,726	23,709,803	23,631,187
Federal Natl Mtg Assn TBA 4.0% JAN 30YR	4.00%	1/13/2044	26,308,258	27,229,047	27,089,284
General Electric Co Sr Unsec	2.70%	10/9/2022	3,288,532	3,364,070	3,083,989

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Goldman Sachs Group Inc Glbl Sr Nt	7.50%	2/15/2019	2,685,634	$3,387,444	$3,274,591
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	2,356,781	2,770,962	2,623,453
Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	1,753,884	2,234,115	2,087,479
Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	1,808,693	2,227,722	2,144,728
*State Street Bank & Trust Co 2236	0.00%	12/1/2015	289,107	89,107	289,107
US Agency Repo	0.05%	1/2/2014	1,096,177	1,096,177	1,096,177
US Treasury Bills	0.00%	1/9/2014	219,236	219,231	219,235
US Treasury Bills	0.00%	2/6/2014	13,702,218	13,700,604	13,702,094
US Treasury Bills	0.00%	1/2/2014	16,168,617	16,168,366	16,168,617
US Treasury Bills	0.00%	1/16/2014	4,275,092	4,275,058	4,275,079
US Treasury Bills	0.00%	1/23/2014	19,731,193	19,729,715	19,731,055
US Treasury Bills	0.00%	1/30/2014	329,401	329,385	329,398
US Treasury Bills	0.00%	1/30/2014	22,662,920	22,661,774	22,662,693
US Treasury Note	0.25%	1/31/2014	1,150,986	1,151,930	1,151,234
US Treasury Note	1.50%	8/31/2018	19,073,487	18,976,613	18,978,119
US Treasury Repo	0.03%	1/2/2014	2,959,679	2,959,679	2,959,679
US Treasury Repo	0.01%	1/2/2014	4,658,754	4,658,754	4,658,754
US Treasury Repo	0.01%	1/2/2014	1,644,266	1,644,266	1,644,266
US Treasury Repo	0.01%	1/2/2014	26,801,538	26,801,538	26,801,538
Interest And Dividends Receivable				711,740	711,740
Receivable For Securities Sold				1,700,890	1,700,890
Payable For Securities Purchased				(51,179,470)	(51,179,463)
Wrapper				—	61,460

Fair value of contract				225,271,087	223,373,720

Total synthetic GICs				930,255,878	961,055,678

Total Guaranteed Investment Contracts (GICs)				1,172,225,207	1,205,321,563

Total investments				$8,922,662,793	$10,457,818,401

Loans receivable from participants
42,355 loans carrying an interest rate of 4.18% to 10.50% with maturities up to 20 years				—	243,437,130

Total				$8,922,662,793	$10,701,255,531

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN
Schedule G, Part III—Schedule of Nonexempt Transactions
December 31, 2013

Identity of party involved	Relationship to plan, employer, or other party- in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain (loss) on each transaction
*Citigroup Inc.	Plan Sponsor	Amounts paid from the Trust to a participant in connection with a settlement agreement**	N/A	N/A	N/A	N/A	$2,073	$2,073	$—

*
Party-in-interest, as defined by ERISA

**
The Plan's management determined that certain amounts paid from the Trust to a participant in connection with a settlement agreement between the Company and such participant should have been paid for by the Company. The Plan's management determined that this transaction constituted a prohibited transaction under ERISA and the net result is that the Trust paid approximately $2,073 to the participant that should have been paid by the Company during 2012. The Plan's management is in the process of finalizing its review to determine if any additional similar prohibited transactions occurred. Upon completion of its review, the Company will fund, or cause to be funded, a corrective contribution to the Trust as soon as administratively practicable. The Plan's management also will file Form 5330 with the IRS for excise taxes due for this error and take all other corrective action it deems appropriate.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(K) PLAN
By:	/s/ PAUL MCKINNON Paul McKinnon Global Head of Human Resources

Date: June 16, 2014